EXECUTION COPY

ENDEAVOUR SILVER CORPORATION

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ENDEAVOUR GOLD CORPORATION, S.A. DE C.V.

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ENDEAVOUR MANAGEMENT CORP.

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GUANAJUATO SILVER COMPANY LTD.

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1352168 B.C. LTD.

SHARE PURCHASE AGREEMENT

November 21, 2025

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SHARE PURCHASE AGREEMENT

THIS AGREEMENT made the 21st day of November, 2025,

A M O N G:

ENDEAVOUR SILVER CORPORATION, a company existing under the laws of the Province of British Columbia ("Endeavour Silver")

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ENDEAVOUR GOLD CORPORATION S.A. DE C.V., a sociedad anónima de capital variable existing under the laws of Mexico ("Endeavour SA")

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ENDEAVOUR MANAGEMENT CORP., a company existing under the laws of the Province of British Columbia ("Endeavour Management", and together with Endeavour SA, the "Vendors")

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GUANAJUATO SILVER COMPANY LTD., a company existing under the laws of the Province of British Columbia ("GSilver")

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1352168 B.C. LTD., a company existing under the laws of the Province of British Columbia ("1352168", and together with GSilver, the "Purchasers")

WHEREAS Endeavour SA owns 49,999 Class I shares with no par value of the fixed capital ("Class I Shares") and 259,030,000 Class II shares with no par value of the variable capital ("Class II Shares")  in Mina Bolanitos, S.A. de C.V. (the "Company") representing a total of 259,079,999 shares, equivalent to approximately 99.9999996% of the issued and outstanding shares of the Company;

AND WHEREAS Endeavour Management owns 1 Class I Share representing a total of 1 share, equivalent to approximately 0.0000004% of the issued and outstanding shares of the Company (together with the shares owned by Endeavour SA, the "Purchased Shares");

AND WHEREAS the Company is the owner of the Bolañitos Mine (as defined herein) located in the state of Guanajuato, Mexico;

AND WHEREAS the Purchasers wish to purchase, and the Vendors wish to sell, the Purchased Shares upon and subject to the terms and conditions set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement (including the recitals and the Schedules hereto), the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have the corresponding meanings:

"1352168" has the meaning set out in the recitals to this Agreement;

"Access Rights" means all easements, rights-of-way, licenses, permits, or other contractual or statutory rights held or used by the relevant person for ingress, egress, and access to and from the Bolañitos Mine;

"Affiliate" means, with respect to any person, any person who directly or indirectly Controls, or is Controlled by, or is under common Control with, such person;

"Agreement" means this share purchase agreement (including the Schedules hereto), as the same may be amended from time to time in accordance herewith;

"Annual Report" has the meaning set out in Section 2.3(c)(i);

"Anti-Money Laundering Laws" has the meaning set out in Section 7.17(a);

"Assessment" means an assessment, reassessment or any other form of written demand assessing liability for Taxes, or interest or penalties in respect of Taxes under applicable Laws;

"Assumed Obligations" has the meaning set out in Section 7.18;

"Audit" has the meaning set out in Section 2.3(d);

"Base Purchase Price" means $40,000,000;

"Base Shares" has the meaning set out in Section 2.2(a)(i);

"Benefit Plan" means all bonus, dividend, deferred compensation, incentive compensation, share purchase, share appreciation and share option, hospitalization or other medical benefits, life or other insurance, dental, disability, salary continuation, vacation, supplemental unemployment benefits, profit-sharing plans, mortgage assistance, employee loan, employee assistance, pension, retirement or supplemental retirement plan or agreement (including any defined benefit or defined contribution pension plan and any group registered retirement savings plan), and each other employee benefit plan or agreement (whether oral or written, formal or informal, funded or unfunded) sponsored, maintained or contributed to or required to be contributed to by the Vendors or the Company for the benefit of any of the directors, officers or Employees or former directors, officers or employees of the Company, but for greater certainty does not include employment contracts with individual employees;

"Bolañitos Mine" means the Bolañitos silver and gold mine located in the state of Guanajuato, Mexico, including all Mining Rights, Permits, personal property, and all other property and assets used or held for use in connection with the operation thereof;

"Books and Records" means the books and records of the Company, including financial, technical, corporate, operations and sales books, records, books of account, sales and purchase records, lists of suppliers, business reports, plans and projections, environmental studies and plans, deeds and title policies, quality control records and manuals, blueprints, inventory data, collective bargaining agreements and other documents and correspondence with unions, and all other documents, surveys, plans, files, records, assessments, correspondence and other data and information, financial or otherwise, including all data, information and databases stored on computer-related or other electronic media, relating only to the Company and the Bolañitos Mine;

"Books and Records Transfer Date" has the meaning set out in Section 5.1(b)(i);

"Business Day" means any day, other than a Saturday, Sunday or statutory or civic holiday in Vancouver, British Columbia, Canada or Mexico City, Mexico;

"Claim" has the meaning set out in Section 8.6(a);

"Class I Shares" has the meaning set out in the recitals to this Agreement;

"Class II Shares" has the meaning set out in the recitals to this Agreement;

"Closing" means the completion of the purchase and sale of the Purchased Shares in accordance with the provisions of this Agreement;

"Closing Date" has the meaning set out in Section 3.1;

"Closing Statement" has the meaning set out in Section 2.4(d);

"Closing Time" means the time of Closing on the Closing Date;

"Company" has the meaning set out in the recitals to this Agreement;

"Confidential Information" means, in relation to a Party (the "Discloser"):

(i) all information, in whatever form communicated or maintained, whether orally, in writing, electronically, in computer readable form or otherwise, that the Discloser discloses to, or that is gathered by inspection by a Party (the "Recipient") or any of the Recipient's Representatives in the course of the Recipient's review of the transactions contemplated by this Agreement, whether provided before or after the date of this Agreement, including information that contains or otherwise reflects information concerning the Discloser or its businesses, affairs, financial condition, assets, liabilities, operations, prospects or activities, and specifically includes financial information, budgets, business plans, ways of doing business, business results, prospects, customer lists, forecasts, engineering reports, environmental reports, evaluations, legal opinions, names of venture partners and contractual parties, and any information provided to the Discloser by third parties under circumstances in which the Discloser has an obligation to protect the confidentiality of such information;

(ii) all plans, proposals, reports, analyses, notes, studies, forecasts, compilations or other information, in any form, that are based on, contain or reflect any Confidential Information regardless of the identity of the person preparing the same ("Notes");

(iii) the existence and terms of this Agreement;

(iv) the fact that information has been disclosed or made available to the Recipient or the Recipient's Representatives; and

(v) the fact that discussions or negotiations are or may be taking place with respect to a possible transaction, the proposed terms of any such transaction and the status of any discussions or negotiations under this Agreement;

but does not include any information that:

(vi) is at the time of disclosure to the Recipient or thereafter becomes generally available to the public, other than as a result of a disclosure by the Recipient or any of the Recipient's Representatives in breach of this Agreement;

(vii) is or was received by the Recipient on a non-confidential basis from a source other than the Discloser or its Representatives if such source is not known to the Recipient to be prohibited from disclosing the information to the Recipient by a confidentiality agreement with, or a contractual, fiduciary or other legal confidentiality obligation to, the Discloser; or

(viii) was known by the Recipient prior to disclosure in connection with the transactions contemplated by this Agreement and was not subject to any contractual, fiduciary or other legal confidentiality obligation on the part of the Recipient;

"Confidentiality Agreement" means the confidentiality agreement dated April 25, 2025 between GSilver and Endeavour Silver;

"Consideration Shares" means, together, the Base Shares, the First Deferred Shares and the Second Deferred Shares;

"Control" means possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting shares, interests or securities, or by contract, voting trust or otherwise; and "Controlled" and "Controlling" shall have corresponding meanings;

"Current Assets" means, at any time, the current assets of the Company determined in accordance with the methodology set out in the Draft Estimated Statement, subject to any modifications set out in Section 2.4, and excluding intercompany receivable balances;

"Current Liabilities Balance" means at a given time, the aggregate current liabilities of the Company determined in accordance with the methodology set out in the Draft Estimated Statement, subject to any modifications set out in Section 2.4;

"D&O Indemnified Party" has the meaning set out in Section 5.7(a);

"Deferred Purchase Price" means (a) the First Deferred Amount, and (b) the Second Deferred Amount;

"Deferred Share Amount" has the meaning set out in Section 2.2(a)(ii)(A);

"Deferred Share Issue Price" has the meaning set out in Section 2.2(h);

"Direct Claim" has the meaning set out in Section 8.6(a);

"Disclosure Schedules" means the disclosure schedules dated the date of this Agreement and delivered by the Vendors with this Agreement;

"Dispute Notice" has the meaning set out in Section 2.4(d);

"Disputed Amounts" has the meaning given in Section 2.4(c);

"Draft Closing Date Net Working Capital" has the meaning given in Section 2.4(b);

"Draft Estimated Statement" has the meaning given in Section 2.4(a);

"Draft Statement" has the meaning given in Section 2.4(b);

"EDR Agreement" has the meaning set out in Section 7.9;

"Employees" means all individuals currently employed by the Company, whether on a full-time or part-basis;

"Encumbrance" means any lien (statutory or otherwise), pledge, hypothec, mortgage, deed of trust, security interest, charge, easement, encroachment, judicial annotation, option, right of first refusal, restrictive covenant, right of way, conditional sale, or other similar encumbrance, restriction or limitation on the use of real or personal property which, in substance, secures payment or performance of an obligation;

"Endeavour Entities" means, collectively, Endeavour Silver and the Vendors;

"Endeavour Management" has the meaning set out in the recitals to this Agreement;

"Endeavour SA" has the meaning set out in the recitals to this Agreement;

"Endeavour Shares" means the common shares in the capital of Endeavour Silver;

"Endeavour Silver" has the meaning set out in the recitals to this Agreement;

"Environment" means all or any of the following (alone or in combination): air (including the air within buildings, ambient or indoor air, and the air within other natural or man-made structures); water (including water under or within land, surface waters, including navigable waters and ocean waters, and groundwater); soil; land (including surface or subsurface strata); stream sediments; all natural resources; plant, wildlife and any ecological systems and living organisms supported by any of those media;

"Environmental Law" means any applicable Law relating to the regulation, protection, Reclamation and/or preservation of the Environment or any species or organisms that make use of it, human health or safety or the generation, production, use, storage, treatment, transportation, Release, threatened Release, remediation, disposal of or exposure to Hazardous Substances;

"Equipment List" means the list of equipment prepared by Vendors in respect to the Bolañitos Mine and disclosed in the data room of the Vendors in the file named "Flotilla de equipos Mina Bolanitos";

"Estimated Statement" has the meaning given in Section 2.4(a);

"Exchange" means either the Toronto Stock Exchange or the TSXV, as the context requires, and includes any successor exchange on which the Purchaser Shares or Endeavour Shares are then listed;

"Final Closing Date Net Working Capital" has the meaning set out in Section 2.4(d);

"First Deferred Amount" means $5,000,000;

"First Deferred Shares" has the meaning set out in Section 2.2(a)(ii)(A);

"First Milestone Notice" has the meaning set out in Section 2.3(a);

"First Milestone Payment Date" has the meaning set out in Section 2.3(a);

"First Milestone Production Amount" has the meaning set out in Section 2.3(a);

"Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any stock exchange, including the any recognized stock exchange;

"GSilver" has the meaning set out in the recitals to this Agreement;

"Hazardous Substance" means any substance, material or waste listed under, defined or regulated by any Environmental Law, including petroleum or any fraction thereof, per- and poly-fluoroalkyl substances, asbestos-containing materials, radioactive materials, and polychlorinated biphenyls;

"IFRS" means IFRS Accounting Standards as issued by the International Accounting Standards Board;

"Improvements" means buildings, fixtures, improvements, structures, mine adits, tunnels, ramps, shafts, pillars, stopes, drifts, power lines, pipe lines, roads and other similar facilities;

"Indebtedness" means, with respect to the Company, the amount equal to the sum of (a) all indebtedness for borrowed money, including any related prepayment fees or expenses (including overdraft facilities) (whether short term or long term), (b) all obligations evidenced by notes, bonds, debentures or other similar instruments, (c) any obligation in respect of letters of credit and bankers' acceptances (but only to the extent drawn, and excluding instruments supporting or guaranteeing any obligations), (d) all loans due to any person who, immediately prior to the Closing Time, is related to the Company, (e) all finance lease obligations, (f) all indebtedness of others referred to in paragraph (a) through (e) above guaranteed by the Company (to the extent of the amount of such guarantees) under guarantee Contracts that will remain in place through the Closing, and (g) all accrued interest, fees, prepayment, penalties or other similar obligations with respect to any of the foregoing;

"Indemnified Party" has the meaning set out in Section 8.6(a);

"Indemnifying Party" has the meaning set out in Section 8.6(a);

"Independent Accountant" has the meaning given in Section 2.4(c);

"Indigenous Claims" means any and all Legal Claims (whether or not proven) by any person to or in respect of: (i) rights, title or interests of any Indigenous Group by virtue of its status as an Indigenous Group; (ii) treaty rights; (iii) rights, title or interests of any Indigenous Group registered with the United Mexican States' National Agrarian Registry (Registro Agrario Nacional); or (iv) specific or comprehensive claims being considered by the National Commission for the Development of Indigenous People (Comisión Nacional para el Desarollo de los Pueblos Indígenas) of the United Mexican States; and includes any alleged or proven failure of a Governmental Entity to satisfy any of its duties to any claimant of any of the foregoing, whether such failure is in respect of matters before, on or after the Closing Time;

"Indigenous Group" means any indigenous, first nation or aboriginal group, tribal council, band council, or other indigenous organization in Mexico, including any Ejido or community duly recognized as an indigenous group;

"Intercompany Balances" means the intercompany balances listed in the Disclosure Schedules;

"Interim Period" means the period from the date of this Agreement to the Closing Time;

"Investor Rights Agreement" means the investor rights agreement in the form attached as Schedule "A";

"Laws" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, awards, decrees or other requirements having the force of law, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority, and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

"Leased Real Property" means all real property, and any Improvements thereon, leased or subleased by the relevant person and used or held for use in connection with the Bolañitos Mine;

"Legal Claim" means any claim, demand, action, suit or proceeding, cause or right of action, damage, loss, costs, liability, obligation or expense, regulatory order, assessments or reassessments that is instituted or asserted by a third party against the Company, or any Legal Proceeding relating to any of the foregoing, or any orders, writs, injunctions or decrees of any Governmental Entity;

"Legal Proceeding" means any litigation, action, application, suit, hearing, claim, civil, administrative, regulatory or criminal, arbitration proceeding or other similar proceeding, before or by any Governmental Entity, and includes any appeal or review thereof and any application for leave for appeal or review;

"Loss" or "Losses" means all claims, demands, proceedings, fines, losses, damages, liabilities, deficiencies, costs and expenses (including all reasonable legal and other professional fees and disbursements, interest, penalties, judgments and amounts paid in settlement) arising directly or indirectly as a consequence of the matter giving rise to such Loss or Losses;

"Material Adverse Effect" means in respect to the Company or the Purchasers (as the context requires), any change, effect, event or occurrence that either individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the business, Bolañitos Mine (with respect to the Company), operations, results of operations, assets, properties, prospects, financial condition, liabilities or obligations (whether absolute, accrued, conditional or otherwise) of that Party, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement or execution of this Agreement or the implementation of the transactions contemplated hereby; (ii) any change or development in general economic, business, regulatory or market conditions, political conditions in Mexico, financial or capital markets, or interest, inflation, or currency exchange rates, provided that it does not have a materially disproportionate effect on the Party and its subsidiaries, taken as a whole, relative to other comparable companies operating in the mining industry; (iii) any change in IFRS or changes in regulatory accounting requirements applicable to the mining industry; (iv) any natural or man-made disaster, provided that it does not have a materially disproportionate effect on the Party and its subsidiaries, taken as a whole, relative to other comparable mining companies; (v) any change or development affecting the mining industry generally or metal prices, provided that it does not have a materially disproportionate effect on the Party relative to other comparable mining companies; (vi) any adoption, enactment, proposal, implementation or change in applicable Law or any interpretation of Law by any Governmental Entity; (vii) the commencement of any war, armed hostilities, including the escalation or worsening thereof, or acts of terrorism, provided that it does not have a materially disproportionate effect on the Party relative to other comparable mining companies; or (viii) any action taken (or omitted to be taken) by such Party at the request of, or with the permission, the other Party;

"Material Agreement" means any contract to which the Company is a party or by which the Company is bound or by which the Bolañitos Mine is subject:

(i) continuing contract involving the performance of services, purchase or delivery of goods or materials, or payments to or by, the Company with payment or expenditure obligations or incurred obligations in excess of $500,000 in any one year;

(ii) trust indenture, mortgage, promissory note, loan agreement or other contract relating to Indebtedness with an outstanding principal amount in excess of $250,000 in the aggregate;

(iii) agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or Indebtedness of any other person in excess of $250,000 in the aggregate;

(iv) contract involving loans or financing to any person in excess of $250,000;

(v) with any Governmental Entity;

(vi) which relates to any pending lease, acquisition or disposition, directly or indirectly, of any portion of the Bolañitos Mine;

(vii) for a royalty, metals, streaming, offtake, concentrate sale or similar economic arrangement in respect of the Bolañitos Mine;

(viii)containing covenants that will prohibit the Company from acquiring any property, or competing in any line of business or with any person,

(ix) which, if terminated or modified or if it ceased to be in effect, would result in a Material Adverse Effect,

(x) relating to the settlement of pending litigation that have any obligations outstanding as of the date hereof involving the payment to or by the Company of more than $500,000,

(xi) in respect of any joint venture, partnership, strategic alliance or similar arrangement or any shareholders' agreement; or

(xii) granting a power of attorney to a person other than a director, officer or external counsel (in this last case, limited to handling ordinary litigation matters) of the Company and its Affiliates that is currently effective and outstanding;

"Mexican Governmental Royalties" means mining Taxes payable in accordance with Articles 268 and 270 of the Mexican Federal Duties Law, stating: (i) a mining duty payable on a yearly basis of 8.5% of the income of the sale of the minerals extracted from a mining concession minus the authorized deductions and (ii) a mining duty payable on a yearly basis of 1% of the income for the sale of gold, silver or platinum minerals;

"Milestone Payment Date" means either the First Milestone Payment Date or the Second Milestone Payment Date, as the context requires;

"Mining Claims" means those mining claims forming part of the Bolañitos Mine as set out in the Disclosure Schedules, including all rights of exploration and exploitation and other rights and benefits that run with the same under applicable Laws;

"Mining Rights" means all real property or interests in real property related to the Bolañitos Mine, including the Mining Claims, millsites, tunnel sites, mineral and royalty interests, leases of mineral or surface rights, usufruct agreements, Water Rights, Access Rights, Owned Real Property, Leased Real Property, and any options or other contractual rights to acquire any of the foregoing;

"Negative Adjustment Amount" has the meaning set out in Section 2.4(e);

"Net Tax Receivable" has the meaning set out in Section 5.12(b);

"Net Working Capital" means the Current Asset Balance minus the Current Liabilities Balance, immediately prior to the Closing, determined in accordance with the methodology set out in the Draft Estimated Statement (which may result in either a positive or negative amount);

"Notice of Claim" has the meaning set out in Section 8.6(a);

"Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity;

"Ordinary Course of Business" when used in relation to the taking of any action by the Vendors or an Affiliate thereof (including the Company) in respect of the business of such person in respect of the Bolañitos Mine means or the business of the Company that the action:

(i) is consistent in nature, scope and magnitude with the past practices of such person, is taken in the ordinary course of normal day-to-day operations of such person; or

(ii) is similar in nature, scope and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of other persons that are in the same line of business as such person;

"Outside Date" means March 31, 2026, or such earlier or later date as may be agreed to in writing by the Parties;

"Owned Real Property" means all real property, and any Improvements thereon, owned by the relevant person and used or held for use in connection with the Bolañitos Mine;

"Parties" means collectively Endeavour Silver, the Vendors and the Purchasers and "Party" means a party to this Agreement and any reference to a Party includes its successors and permitted assigns;

"Permits" means all permits, licenses, leases, registrations, qualifications, certifications and other approvals issued, granted or conferred by a Governmental Entity in connection with the Bolañitos Mine;

"Permitted Encumbrances" means any encumbrance in respect of the Bolañitos Mine constituted by the following:

(i) statutory Encumbrances for current Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings (to the extent that such proceedings effectively prevent the applicable Governmental Entity from taking collection action in respect of such disputed Taxes or enforcing Encumbrances securing the same);

(ii) mechanics', carriers', workers', repairers' and similar liens arising or incurred in the Ordinary Course of Business, with respect to amounts which are not yet due and a claim for which has not been filed or registered pursuant to applicable Law, or which notice in writing has not been given to the Vendors or an Affiliate thereof;

(iii) encumbrances on, or reservations in, title arising by operation of applicable Law;

(iv) title of a lessor under a capital or operating lease;

(v) any charges, easements, restrictions, encumbrances or other matters that are due to zoning or subdivision, entitlement, or other land use Laws or mining Laws, except the extent arising from, to the knowledge of the Company, an actual breach of such Laws or mining Laws by Company;

(vi) any subsisting reservations or exceptions contained in the original concession titles or grants from the government of any land, mining concessions, beneficiation concessions, general labour concessions, mineral transportation concessions or interest therein; provided that such original concession titles or grants are included in the relevant mining concessions administrative files with a Governmental Entity;

(vii) all servitudes and easements (including conservation easements and public trust easements, rights-of-way, road use agreements, charges granted to public utilities, covenants, conditions, restrictions, reservations, licenses, agreements and other matters of record) and zoning by-laws, natural reserves, natural protected areas, excluded zones, resolutions, regulations and ordinances restricting or limiting in any way the use of the Bolañitos Mine;

(viii) minor discrepancies in the legal description of the Bolañitos Mine which would be disclosed in an up-to-date survey;

(ix) undetermined or inchoate liens and charges incidental and necessary to current operations which have not been filed or registered in accordance with applicable Law or of which written notice has not yet been duly given in accordance with applicable Law or that relates to an obligation not yet due or delinquent;

(x) the presence of informal or illegal miners around or in the area of the Bolañitos Mine; or

(xi) the royalties and registrations in respect of the Bolañitos Mine listed in the Disclosure Schedules;

"person" includes any individual, corporation or other body corporate, partnership, trustee, trust or unincorporated association, joint venture, syndicate, sole proprietorship, other form of business enterprise, executor, administrator or other legal representatives, regulatory body or agency or Governmental Entity, however designated or constituted;

"Positive Adjustment Amount" has the meaning set out in Section 2.4(e);

"Post-Closing Covenant" has the meaning given in Section 8.1(c);

"Pre-Closing Asset Transfer" means the execution and delivery by the Vendors (and any Affiliates) of all documents, instruments and agreements required to assign and transfer to one or more Affiliates the assets identified as "Pre-Closing Transfer Assets" in the Disclosure Schedules;

"Pre-Closing Reorganization" means (i) the divestiture by the Company of its interest in Compañía Minera del Cubo, S.A. de C.V. to an Affiliate of Endeavour Silver, including any consequential adjustments to the Company's share capital arising therefrom, (ii) the capitalization of the Intercompany Balances receivable by the Company, and (iii) the repayment by the Company of the Intercompany Balances payable by the Company;

"Pre-Closing Tax Period" means a taxation year or other fiscal period that ends on or before the Closing Date and the portion of a Straddle Period ending immediately prior to the Closing Date;

"Preliminary Closing Date Net Working Capital" has the meaning given in Section 2.4(a);

"Production Summary" has the meaning set out in Section 2.3(a);

"Purchase Price" has the meaning set out in Section 2.2(a);

"Purchased Shares" has the meaning set out in the recitals to this Agreement;

"Purchaser Account" has the meaning set out in Section 9.4(c)(ii);

"Purchaser Fundamental Representations" means the representations and warranties of the Purchaser in Sections 7.1, 7.2, 7.3, 7.5 and 7.6;

"Purchaser Shares" means the common shares in the capital of GSilver;

"Purchaser Termination Fee Event" has the meaning set out in Section 9.3(b);

"Purchaser Termination Market Price" has the meaning set out in Section 9.4;

"Purchaser Termination Share Issue Price" has the meaning set out in Section 9.3(e);

"Purchaser Termination Shares" has the meaning set out in Section 9.3(c)(ii);

"Purchaser Termination Shares Premium Amount" has the meaning set out in Section 9.3(d);

"Purchasers" has the meaning set out in the recitals to this Agreement;

"Purchasers' Public Record" means all documentation which has been filed by or on behalf of the Purchasers with the relevant securities regulatory authorities in Canada pursuant to the requirements of applicable securities Laws, including all press releases filed on SEDAR+;

"Quarterly Report" has the meaning set out in Section 2.3(c)(ii);

"Release" means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Substances from any source into or upon the indoor or outdoor environment;

"Relevant Period" means the period commencing on the date Endeavour Silver acquired, directly or indirectly, an ownership interest in the Bolañitos Mine and ending on the Closing Date;

"Representative" when used with respect to a person means each director, officer, Employee, consultant, financial adviser, legal counsel, accountant and other agent, adviser or representative of that person;

"Resolution Period" has the meaning given in Section 2.3(c);

"Review Period" has the meaning given in Section 2.3(c);

"Second Deferred Amount" means $5,000,000;

"Second Deferred Shares" has the meaning set out in Section 2.2(a)(ii)(B);

"Second Milestone Notice" has the meaning set out in Section 2.3(b);

"Second Milestone Production Amount" has the meaning set out in Section 2.3(b);

"SEDAR+" means the computer system for the transmission, receipt, acceptance, review and dissemination of documents filed in electronic format known as the System for Electronic Document Analysis and Retrieval Plus;

"Silver Equivalent Product" means for each calendar quarter the sum of (i) silver ounces produced from the Bolanitos Mine, plus (ii) gold ounces produced from the Bolanitos Mine that shall be converted into silver equivalent ounces by using a ratio calculated using the average of the daily "AM" price for gold and silver published by the London Bullion Market Association (LBMA) for the calendar quarter during which production occurs;

"Statement of Objections" has the meaning given in Section 2.4(c);

"Straddle Period" means a taxation year or fiscal period that begins before and ends after the Closing Date;

"Target Working Capital" means $5,500,000;

"Tax" or "Taxes" means, with respect to any person, all foreign, federal, national, provincial, state, city or municipal taxes, levies, duties, assessments, reassessments and other charges of any nature whatsoever, including income tax, profits tax, capital gains tax, gross receipts tax, corporation tax, mining tax, royalties, sales and use tax, wage tax, payroll tax, workers' compensation levy, capital tax, stamp duty, real and personal property tax, land transfer tax, customs or excise duty, excise tax, turnover or value added tax on goods sold -including the Mexican Governmental Royalties- or services rendered, goods and services tax, withholding tax, social security, government pension plan and employment insurance charges or retirement contributions and any interest, penalties or other additions to tax;

"Tax Receivable Claim" has the meaning set out in Section 5.12(e);

"Tax Return" means any return (including any information return), report, statement, schedule, notice, form, declaration, claim for refund or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax;

"Termination Fee" means $2,500,000;

"Termination Share Amount" has the meaning set out in Section 9.3(c)(ii);

"Third Party" has the meaning set out in Section 8.9(c);

"Third Party Claim" has the meaning set out in Section 8.6(a);

"Transaction Documents" means this Agreement and the Investor Rights Agreement;

"Transition Period" has the meaning set out in the Transition Services Agreement;

"Transition Services Agreement" means the transition services agreement in substantially the form attached as Schedule "C" hereto;

"TSXV" means the TSX Venture Exchange;

"VAT Receivables" has the meaning set out in Section 5.12(a);

"Vendor Account" has the meaning set out in Section 9.3(c)(ii);

"Vendor Authorized Representative" has the meaning set out in Section 5.12(e);

"Vendor Fundamental Representations" means the Vendors' representations and warranties in Sections 6.1, 6.2, 6.3, 6.4, 6.5, 6.6 and 6.24;

"Vendor Tax Representation" has the meaning set out in Section 8.1(b);

"Vendor Termination Fee Event" has the meaning set out in Section 9.4(b);

"Vendor Termination Market Price" has the meaning set out in Section 9.4(e);

"Vendor Termination Share Issue Price" has the meaning set out in Section 9.4(e);

"Vendor Termination Shares" has the meaning set out in Section 9.4(c)(ii);

"Vendor Termination Shares Premium Amount" has the meaning set out in Section 9.4(d);

"Water Rights" means water rights, water concessions, water leases and water supply agreements, ditch rights, or other interests in water or water conveyance rights owned or leased by the relevant person in connection with the operation of the Bolañitos Mine; and

"Working Capital" means, as of any date, without duplication, Current Assets minus Current Liabilities, excluding intercompany balances receivable, and VAT Receivables, determined in accordance with the methodology set out in the Draft Estimated Statement.

1.2 Rules of Construction

(a) In this Agreement:

(i) the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(ii) references to an "Article", "Section" or "Schedule" followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(iii) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(iv) words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa;

(v) unless otherwise indicated, any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(vi) the words "include", "includes" and "including" mean "include", "includes" or "including", in each case, "without limitation";

(vii) reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;

(viii) unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(ix) whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next following Business Day.

1.3 Currency

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in United States dollars.

1.4 Time of Essence

Time shall be of the essence of this Agreement.

1.5 Knowledge

(a) References in this Agreement to "to the Knowledge of the Endeavour Entities", "the knowledge of the Vendors" or "the knowledge of the Company" means the actual knowledge of [Redacted - personal information], [Redacted - personal information] and [Redacted - personal information] after making reasonable inquiry of the Company (including its responsible officers and Employees of the Company) to inform themselves as to the relevant matters, but, in each case, without the requirement to make any inquiries of third parties or Governmental Entities or to perform any search of any public registry office or system.

(b) References in this Agreement to "the knowledge of the Purchasers" means the actual knowledge of [Redacted - personal information] and [Redacted - personal information] after making reasonable inquiry of the Purchasers to inform themselves as to the relevant matters, but, in each case, without the requirement to make any inquiries of third parties or Governmental Entities or to perform any search of any public registry office or system.

1.6 Schedule

The following Schedule is attached to and forms part of this Agreement:

Schedule "A"	-	Investor Rights Agreement
Schedule "B"	-	Draft Estimated Statement
Schedule "C"	-	Transition Services Agreement

ARTICLE 2
PURCHASE OF SHARES

2.1 Purchase of Shares

At the Closing Time, on and subject to the terms and conditions of this Agreement, the Vendors shall sell, assign and transfer to the Purchasers, and the Purchasers shall purchase from the Vendors, the Purchased Shares which represent all of the issued and outstanding shares in the capital of the Company, free and clear of all Encumbrances. At the Closing Time, the Closing shall be effected through the execution and delivery of the endorsement in ownership of the existing share certificates representing the Purchased Shares in favor of the Purchasers. Upon completion of the foregoing, the Company shall record the Purchasers as the holder of the Purchased Shares in the shares registry book of the Company and evidence thereof must be provided to the Vendors immediately thereafter. Additionally, the Vendors shall deliver at Closing Time, the shareholders' meeting minutes of the Company authorizing the sale and transfer of the Purchased Shares to the Purchasers, duly formalized under applicable Law in Mexico. The Purchased Shares shall be allocated and transferred to the Purchasers as follows:

Purchaser	Number of Purchased Shares
1352168	49,999 Class I Shares 259,030,000 Class II Shares
GSilver	1 Class I Share

2.2 Purchase Price

(a) The aggregate consideration (the "Purchase Price") payable by the Purchasers to the Vendors shall be an amount equal to:

(i) the Base Purchase Price, payable by (i) a cash payment of $30,000,000, and (ii) the issuance of 36,908,363 Purchaser Shares (the "Base Shares"), at the Closing Time; plus;

(ii) the Deferred Purchase Price, as follows:

(A) the First Deferred Amount, payable by (i) a cash payment of $2,500,000, and (ii) (X) subject to Section 2.2(f), the issuance of such number of Purchaser Shares (the "First Deferred Shares") having an aggregate value of $2,500,000 (the "Deferred Share Amount") calculated by dividing the Deferred Share Amount by the Deferred Share Issue Price, and (Y) if applicable, a cash payment of the First Deferred Shares Premium Amount, if any, on the First Milestone Payment Date; and

(B) the Second Deferred Amount, payable by (i) a cash payment of $2,500,000, and (ii) (X) subject to Section 2.2(f), the issuance of such number of Purchaser Shares (the "Second Deferred Shares") having an aggregate value of the Deferred Share Amount calculated by dividing the Deferred Share Amount by the Deferred Share Issue Price, and (Y) if applicable, a cash payment of the Second Deferred Shares Premium Amount, if any, on the Second Milestone Payment Date.

(b) The Purchasers shall pay the Vendor an amount equal to the VAT Receivables subject to the terms and conditions set out in Section 5.12.

(c) Any payments in cash made by the Purchasers under Sections 2.2(b), 2.3 and 3.3(b) shall be made by wire transfer of immediately available funds to or as otherwise directed by the Vendors.

(d) Any payments made by the Purchaser under Sections 2.2(b), 2.3 and 3.3(b), and, where applicable, shall be made after tax (i.e. the Vendor receives the amount stated and any withholding taxes are incurred by the Purchaser).

(e) Any issuance of Consideration Shares by GSilver under Sections 2.3 and 3.3(b) shall be registered to or as otherwise directed by the Vendors.

(f) The maximum number of First Deferred Shares and Second Deferred Shares issuable to the Vendors shall be such number of Purchaser Shares that, after giving effect to the applicable issuance, would not result in the Vendors and their Affiliates, beneficially owning, in the aggregate, more than 9.9% (the "Maximum Percentage") of the issued and outstanding Purchaser Shares. In the event the issuance of the First Deferred Shares or Second Deferred Shares would cause the Vendors to exceed the Maximum Percentage, then:

(i) the number of First Deferred Shares or Second Deferred Shares to be issued shall be reduced to the maximum number of Purchaser Shares permitted under this Section 2.2(f) without exceeding the Maximum Percentage; and

(ii) the remaining unpaid portion of the relevant Deferred Share Amount (after deducting the aggregate value of the First Deferred Shares or the Second Deferred Shares actually issued, calculated at the Deferred Share Issue Price) shall be paid by the Purchasers in cash in accordance with Section 2.2(a)(ii)(A)(ii)(Y) or Section 2.2(a)(ii)(B)(ii)(Y), as applicable.

(g) For purposes of this Section 2.2,

(i) the "First Deferred Shares Premium Amount" shall mean the shortfall in value, if any, between (A) the product of (x) the number of First Deferred Shares actually issued to the Vendors and (y) the Deferred Share Issue Price and (B) the product of (x) the number of First Deferred Shares actually issued to the Vendors and (y) the Market Price.

(ii) the "Second Deferred Shares Premium Amount" shall mean the shortfall in value, if any, between (A) the product of (x) the number of Second Deferred Shares actually issued to the Vendors and (y) the Deferred Share Issue Price and (B) the product of (x) the number of First Deferred Shares actually issued to the Vendors and (y) the Market Price.

(h) For purposes of this Section 2.2, the "Deferred Share Issue Price" shall mean the greater of: (i) the volume weighted average trading price of the Purchaser Shares on the Exchange (or, if the Purchaser Shares are not then listed, such other reasonable measure of fair market value as determined in good faith by the Purchaser's board of directors and agreed to by the Vendors, acting reasonably) for the ten consecutive trading days immediately preceding the applicable Milestone Payment Date (the "Market Price"), and (ii) the minimum share issue price permitted by the Exchange (after giving effect to the maximum discount permitted by the Exchange), in each case converted to United States dollars using the average exchange rate posted by the Bank of Canada on the day preceding the applicable Milestone Payment Date.

2.3 Deferred Purchase Price

(a) The Purchasers shall promptly, and in any event within five Business Days after becoming aware that the first 2.0 million ounces of Silver Equivalent Product (the "First Milestone Production Amount") has been produced from the Bolañitos Mine, deliver to the Vendors written notice (the "First Milestone Notice") confirming the occurrence of such milestone, together with a reasonably detailed summary of the production activities at the Bolañitos Mine as of the date of such notice (a "Production Summary"). No later than ten Business Days following delivery of the First Milestone Notice (the "First Milestone Payment Date"), the Purchasers shall pay to the Vendors the First Deferred Amount in accordance with Section 2.2(a)(ii)(A).

(b) The Purchasers shall promptly, and in any event within five Business Days after becoming aware that the first 4.0 million ounces of Silver Equivalent Product (the "Second Milestone Production Amount") has been produced from the Bolañitos Mine, deliver to the Vendors written notice (the "Second Milestone Notice") confirming the occurrence of such milestone, together with a Production Summary. No later than ten Business Days following delivery of the Second Milestone Notice (the "Second Milestone Payment Date"), the Purchasers shall pay to the Vendors the Second Deferred Amount in accordance with Section 2.2(a)(ii)(B).

(c) From Closing until the Second Milestone Payment Date, the Purchasers shall, or shall cause the Company to, deliver to the Vendors:

(i) within 90 days after the end of each calendar year, an annual report (each, an "Annual Report") with a reasonably detailed summary of the production activities at the Bolañitos Mine during the preceding calendar year;

(ii) within 45 days after the end of each fiscal quarter, a quarterly report (each, a "Quarterly Report") that includes (A) a reconciliation of post-sale production at the Bolañitos Mine against the Purchasers' publicly disclosed production reports for such quarter, and (B) a copy of the Company's online Impuesto al Valor Agregado (VAT) account reflecting any refunds received or claimed during such quarter; and

(iii) upon written request of the Vendors (but not more than once per calendar quarter), such additional information regarding mine production as may be reasonably necessary for the Vendors to monitor progress toward achievement of the milestones.

(d) Until such date as the Deferred Purchase Price has been paid in full by the Purchasers, the Vendors shall have the right to audit, at their expense:

(i) the information contained in each Production Summary delivered pursuant to Section 2.3(a) or Section 2.3(b); and

(ii) the information contained in each Annual Report or Quarterly Report delivered pursuant to Section 2.3(c)(i) or Section 2.3(c)(ii), respectively, or any supplemental information provided pursuant to Section 2.3(c)(iii),

(each, an "Audit").

The Vendors shall complete an Audit as soon as is reasonably practicable following delivery of the items set forth in Sections 2.3(d)(i) and (ii) and in any event no later than 60 days following receipt by the Vendors of the applicable summary or report. If, as a result of an Audit, the Vendors dispute any of the production activities described in the applicable summary or report, the Vendors will provide written notice of the same (the "Dispute Notice") to the Purchasers upon completion of the Audit. The Dispute Notice will identify any disputed amounts or works in reasonable detail and provide any additional explanation necessary to allow the Purchasers to understand the nature and specifics of the dispute. Where available, the Purchasers will provide the Vendors with additional reasonable evidence relating to any amounts or works so disputed, and the Vendors and the Purchasers will use reasonable commercial efforts to resolve such dispute. If it is determined under this Section 2.3(d) that the amount of Silver Equivalent Product produced from the Bolañitos Mine exceeded the First Milestone Production Amount or the Second Milestone Production Amount, as applicable, then, to the extent not previously paid, the Purchasers shall pay to the Vendors the First Deferred Amount or the Second Deferred Amount, as applicable, in accordance with Section 2.2(a)(ii)(A) or Section 2.2(a)(ii)(B), respectively, plus a penalty of 1.5% of such amount in cash.

(e) Each Purchaser covenants that, except for Permitted Encumbrances, it shall not impair or enter into any agreement or give any undertaking which, impairs its ability to pay the Deferred Purchase Price when due. This Section 2.3(e) shall not restrict a Purchaser or the Company from creating an Encumbrance in connection with debt or equipment financing from an arm's length person.

(f) Until such date as the Deferred Purchase Price has been paid in full by the Purchasers, the Purchasers shall not, and shall not permit any Affiliate to, directly or indirectly convey, transfer or assign all or any portion of its interest in the Bolañitos Mine (including, for the avoidance of doubt, by way of a change of control) unless, in connection with any such direct or indirect conveyance, transfer or assignment, it shall require that the party or parties acquiring such interest (whether directly or indirectly) assume in a written agreement with the Vendors (or an Affiliate of the Vendors designated by the Vendors) the obligations of the Purchasers to pay the Deferred Purchase Price in accordance with the terms hereof and deliver such written agreement to the Vendors within ten (10) Business Days of the closing of the relevant transaction.

2.4 Purchase Price Adjustment

(a) Estimated Statement. No later than three Business Days prior to the Closing Date, Vendors shall deliver (or cause to be delivered) to the Purchasers a statement (the "Estimated Statement") setting forth Vendors' good faith estimate of Net Working Capital (the "Preliminary Closing Date Net Working Capital") for the most recently completed month end trial balance (noting that ten business days are necessary to complete a month end accounting process). The Estimated Statement shall be prepared using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Company's financial statements. The Estimated Statement will be provided in a manner consistent with the example working capital statement calculation attached hereto as Schedule "B" (the "Draft Estimated Statement"). The Purchase Price payable to Vendors at Closing pursuant to Section 2.2 shall be (i) increased dollar-for-dollar by the amount by which the Preliminary Closing Date Net Working Capital is greater than the Target Working Capital, if applicable, (ii) decreased dollar-for-dollar by the amount by which the Preliminary Closing Date Net Working Capital is less than the Target Working Capital, if applicable.

(b) Preparation of Draft Statement. Within 90 days following the Closing Date, the Purchasers shall prepare and deliver to Vendors a statement (the "Draft Statement") with the determination of Net Working Capital (the "Draft Closing Date Net Working Capital"). The Draft Statement shall be prepared in a manner consistent with the Draft Estimated Statement; provided, however, that no change shall be made in any reserve, accrual or other account existing as of the date of the Closing Date, nor shall any new reserve, accrual or other amount be included in Current Liabilities Balance, in either case as a result of events occurring after the Closing Date.

(c) Examination and Review.

(i) Examination. After receipt of the Draft Statement, Vendors shall have 60 days (the "Review Period") to review the Draft Statement. During the Review Period, Vendors and its accountants and advisers shall have full access to the relevant books and records of the Purchasers and their Affiliates (including the Company), the personnel of, and work papers prepared by, the Purchasers and their Affiliates (including the Company) and the Purchasers' accountants to the extent that they relate to the Draft Statement and to such historical financial information (to the extent in the Purchasers' possession) relating to the Draft Statement as Vendors may reasonably request for the purpose of reviewing the Draft Statement and to prepare a Statement of Objections (defined below).

(ii) Objection. On or prior to the last day of the Review Period, Vendors may object to the Draft Statement by delivering to the Purchasers a written statement setting forth Vendors' objections in reasonable detail, indicating each disputed item or amount and the basis for Vendors' disagreement therewith (the "Statement of Objections"). If Vendors fail to deliver the Statement of Objections before the expiration of the Review Period, the Draft Statement shall be deemed to have been accepted by Vendors. If Vendors deliver the Statement of Objections before the expiration of the Review Period, the Purchasers and Vendors shall negotiate in good faith to resolve such objections within 30 days after the delivery of the Statement of Objections (the "Resolution Period"), and, if the same are so resolved within the Resolution Period, the Draft Statement, with such changes as may have been previously agreed in writing by the Purchasers and Vendors, shall be final and binding.

(iii) Resolution of Disputes. If the Purchasers and Vendors fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute ("Disputed Amounts") shall be submitted for resolution to the office of PricewaterhouseCoopers LLP (Canada) or, if PricewaterhouseCoopers LLP (Canada) is unable to serve, Ernst & Young LLP (Canada) or, if Ernst & Young LLP (Canada) is unable to serve, Vendors and the Purchasers shall appoint by mutual agreement the office of an impartial nationally recognized firm of independent certified professional accountants independent of the Parties (as ultimately decided, the "Independent Accountant") who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any required adjustments to the Draft Statement to reflect their determination of the Disputed Amounts. The Parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by Vendors and the Purchasers and its decision for each Disputed Amount must be within the range of values assigned to each such item in the Draft Statement and the Statement of Objections, respectively.

(iv) Fees of the Independent Accountant. The fees and expenses of the Independent Accountant shall be paid by Vendors, on the one hand, and the Purchasers, on the other hand, based upon the percentage that the amount actually contested but not awarded to Vendors or the Purchasers, respectively, bears to the aggregate amount actually contested by Vendors and the Purchasers.

(v) Determination by Independent Accountant. The Independent Accountant shall make a determination as soon as practicable within 30 days (or such other time as Vendors and the Purchasers shall agree in writing) after their engagement, and its resolution of the Disputed Amounts and adjustments to the Draft Statement shall be conclusive and binding upon the Parties hereto.

(d) Final Determination of Working Capital.

(i) The final, binding and conclusive calculation of the Draft Statement based upon the agreement or deemed agreement of Vendors and the Purchasers in accordance with Section 2.4(c)(ii), or the written determination delivered by the Independent Accountant pursuant to Section 2.4(c)(v) shall be the "Closing Statement" for purposes of this Agreement.

(ii) The Net Working Capital set forth on the Closing Statement will be the "Final Closing Date Net Working Capital" for purposes of this Agreement.

(e) Payment of Adjustment to Purchase Price.

(i) If the Final Closing Date Net Working Capital is equal to the Preliminary Closing Date Net Working Capital, then no further adjustment will be made to the Purchase Price.

(ii) If the Final Closing Date Net Working Capital is greater than the Preliminary Closing Date Net Working Capital, then the Purchasers shall owe an amount equal to such excess to the Vendors. If the Final Closing Date Net Working Capital is less than the Preliminary Closing Date Net Working Capital, then the Vendors shall owe an amount equal to such shortfall to the Purchasers.

(iii) If the net amount based on the calculations set forth in Sections 2.4(e)(ii) and 2.4(e)(iii) is owed by the Purchasers to the Vendor (a "Positive Adjustment Amount"), then, within two Business Days of the Draft Statement becoming the Closing Statement, the Purchasers shall pay the Positive Adjustment Amount to or as directed by the Vendors. If the net amount based on the calculations set forth in Sections 2.4(e)(ii) and 2.4(e)(iii) is owed by the Vendors to the Purchasers (a "Negative Adjustment Amount"), then, within two Business Days of the Draft Statement becoming the Closing Statement, the Vendors shall pay the Negative Adjustment Amount to or as directed by the Purchasers.

(f) Adjustments for Tax Purposes. Any payments made pursuant to Section 2.4(e) shall be treated as an adjustment to the Purchase Price by the Parties for all purposes, unless otherwise required by Law.

2.5 Straddle Period Tax Allocation

In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending immediately prior to the Closing Date shall be:

(a) in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period prior to the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

(b) in the case of Taxes not described in (a) above (such as franchise Taxes, Taxes that are based upon or related to income or receipts, or Taxes that are based upon occupancy or imposed in connection with any sale or other transfer or assignment of property), the amount of such Taxes determined on a closing-of-the-books basis as if such tax period ended immediately prior to the Closing Time.

ARTICLE 3
CLOSING

3.1 Closing

Subject to the terms and conditions set forth in this Agreement, the Closing shall take place through the exchange of the Closing documentation set out in Sections 3.2 and 3.3 by electronic means other than the delivery of the documents required in respect of the transfer of the Purchased Shares, which shall be exchanged at the offices of Endeavour SA in León, Mexico, on the fifth Business Day after the date on which the conditions to Closing set out in Article 4 have been satisfied or waived (other than conditions which by their nature are to be satisfied by actions taken at the Closing) (the "Closing Date"), or such other date as the Vendors and the Purchasers may agree to in writing.

3.2 Delivery of Closing Documentation to the Purchasers

At the Closing, the Vendors shall deliver or cause to be delivered to the Purchasers:

(a) a certificate of tax good standing or compliance 'Opinión del Cumplimiento de Obligaciones Fiscales Positiva' (or equivalent thereof) for the Company dated no more than 5 days prior to the Closing Date;

(b) a certificate from a senior officer of each of the Vendors certifying (i) the constating documents of such Vendor; (ii) the incumbency of certain officers of such Vendor; and (iii) the resolutions of the board of directors or shareholders of each Vendor relating to this Agreement and the transactions contemplated hereby;

(c) the Investor Rights Agreement duly executed by Endeavour Silver;

(d) the documents required pursuant to Section 2.1 to evidence the transfer and registration of the Purchased Shares;

(e) constating documents (public deeds) of the Company;

(f) the shareholder minutes book(s), shares registry book(s), capital variations book(s) and board meeting book(s);

(g) a written resignation and an executed mutual release from each director and officer of the Company; and

(h) all other documents required to be delivered by the Vendors pursuant to the provisions of this Agreement or reasonably required by the Purchasers to give effect to the transactions contemplated hereby, all of which shall be in form and substance satisfactory to the Purchasers, acting reasonably.

3.3 Delivery of Closing Documentation to the Vendors

At the Closing, each Purchaser shall deliver or cause to be delivered to the Vendors:

(a) a certificate of status (or equivalent thereof) for the Purchaser dated no more than 5 days prior to the Closing Date;

(b) payment of the Base Purchase Price in accordance with Section 2.2(a)(i);

(c) a certificate of tax good standing or compliance (or equivalent thereof) for Purchaser dated no more than 5 days prior to the Closing Date;

(d) a certificate from a senior officer of the Purchaser certifying (i) the constating documents of the Purchaser; (ii) the incumbency of certain officers of the Purchaser; and (iii) the resolutions of the board of directors of the Purchaser relating to this Agreement and the transactions contemplated hereby;

(e) the Investor Rights Agreement duly executed by GSilver; and

(f) all other documents required to be delivered by each Purchaser pursuant to the provisions of this Agreement or reasonably necessary to give effect to the transactions contemplated hereby including, for greater certainty, evidence of the board of directors' resolutions of each Purchaser authorizing the transactions contemplated by this Agreement.

ARTICLE 4

CONDITIONS OF CLOSING

4.1 Purchasers' Conditions

The Purchasers shall not be obligated to complete the transactions contemplated by this Agreement, including the purchase of the Purchased Shares, unless, at or before the Closing Time, each of the conditions listed below in this Section 4.1 has been satisfied (or, where permitted by applicable Law, waived by the Purchasers), it being understood that such conditions are included for the exclusive benefit of the Purchasers.

(a) Representations and Warranties.

(i) The Vendor Fundamental Representations shall be true and correct in all respects as of the Closing Date as if made as on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, on and as of such earlier date), except for de minimis inaccuracies;

(ii) The representations and warranties of the Vendors in Article 6, other than the Vendors Fundamental Representations, shall be true and correct in all respects except where the failure of such representations and warranties to be true and correct do not constitute in the aggregate a Material Adverse Effect (disregarding for purposes of this Section 4.1(a)(ii) any Material Adverse Effect or materiality qualifiers contained therein), in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, on and as of such earlier date).

(b) Vendor's Compliance and Deliverables. The Vendors shall have performed and complied, in all material respects, with, or caused to be performed and complied, in all material respects, with, all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time and shall have executed and delivered or caused to have been executed and delivered to the Purchasers at the Closing all of the documents contemplated in Section 3.2 and elsewhere in this Agreement.

(c) Vendors Bring-Down Certificate. The Vendors shall have each delivered to the Purchasers a certificate from a senior officer of each of the Vendors, dated as of the Closing Date, to the effect that the conditions specified in Section 4.1(a) and Section 4.1(b) have been satisfied.

(d) Material Adverse Effect. During the Interim Period, there shall have been no Material Adverse Effect that is continuing in respect to the Company.

(e) No Litigation. During the Interim Period, there shall have been no Order (whether temporary, preliminary or permanent) made against any Party or against any of their respective Affiliates or any of their respective directors or officers, for the purpose of enjoining, prohibiting, preventing or restraining, temporarily or permanently, the completion of the transactions contemplated by this Agreement and which Order remains in effect.

(f) TSXV Approval. The conditional acceptance of the TSXV in respect to the transactions contemplated by this Agreement, including the issuance and listing of the Consideration Shares (which shall be subject only to customary conditions).

(g) No Law. During the Interim Period, no Governmental Entity shall have enacted, issued or promulgated any Law which remains in effect and has the effect of (a) making any of the transactions contemplated by this Agreement illegal, or (b) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by this Agreement.

4.2 Vendors' Conditions

The Vendors shall not be obligated to complete the transactions contemplated by this Agreement unless, at or before the Closing Time, each of the conditions listed below in this Section 4.2 has been satisfied (or, where permitted by applicable Law, waived by the Vendors), it being understood that such conditions are included for the exclusive benefit of the Vendors.

(a) Representations and Warranties.

(i) The Purchaser Fundamental Representations shall be true and correct in all respects as of the Closing Date as if made as on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, on and as of such earlier date), except for de minimis inaccuracies.

(ii) The representations and warranties of the Purchasers in Article 7, other than the Purchaser Fundamental Representations and Warranties, shall be true and correct in all respects except where the failure of such representations and warranties to be true and correct do not constitute in the aggregate a Material Adverse Effect (disregarding for purposes of this Section 4.2(a)(ii) any Material Adverse Effect or materiality qualifiers contained therein), in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, on and as of such earlier date).

(b) Purchasers' Compliance and Deliverables. The Purchasers shall have performed and complied in all material respects with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time, and shall have executed and delivered or caused to have been executed and delivered to the Vendors at the Closing all of the documents contemplated in Section 3.3 and elsewhere in this Agreement.

(c) Pre-Closing Reorganization. The Pre-Closing Reorganization shall have been completed.

(d) Pre-Closing Asset Transfer. The Pre-Closing Asset Transfer shall have been completed.

(e) Purchaser Bring-Down Certificate. The Purchasers shall have delivered to the Vendors a certificate from a senior officer of each Purchaser, dated as of the Closing Date, to the effect that the conditions specified in Section 4.2(a) and Section 4.2(b) have been satisfied.

(f) Material Adverse Effect. During the Interim Period, there shall have been no Material Adverse Effect that is continuing in respect to the Purchasers.

(g) No Litigation. During the Interim Period, there shall have been no Order (whether temporary, preliminary or permanent) made against any Party or against any of their respective Affiliates or any of their respective directors or officers, for the purpose of enjoining, prohibiting, preventing or restraining the completion of the transactions contemplated by this Agreement and which Order remains in effect.

(h) No Law. During the Interim Period, no Governmental Entity shall have enacted, issued or promulgated any Law which remains in effect and has the effect of (i) making any of the transactions contemplated by this Agreement illegal, or (ii) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by this Agreement.

ARTICLE 5
COVENANTS OF THE PARTIES

5.1 Access

(a) Interim Period Access. During the Interim Period, the Vendors shall (a) afford each Purchaser and its Representatives reasonable access to, and the right to inspect, the Bolañitos Mine and any related assets of the Company, and (b) instruct the Representatives of the Vendors to cooperate with the Purchasers in their investigation of the Bolañitos Mine and the Company; provided that any such investigation shall be conducted during normal business hours upon reasonable advance notice to the Vendors, under the supervision of the Vendors' personnel and in such a manner as not to interfere with the conduct of the applicable business or any other businesses of the Vendors or its Affiliates. All requests by the Purchasers for access under this Section 5.1(a) shall be submitted or directed exclusively to Greg Blaylock or such other individuals as the Vendors may designate in writing from time to time. Notwithstanding anything to the contrary in this Agreement, the Vendors shall not be required to disclose any information to the Purchasers if such disclosure would: (x) cause significant competitive harm to the Vendors and its businesses, including the business of the Company, if the transactions contemplated by this Agreement are not consummated; (y) jeopardize any solicitor-client, litigation or other privilege; or (z) contravene any applicable Law, fiduciary duty or binding Agreement entered into before the date of this Agreement. Before the Closing, without the prior written consent of the Vendors, which may be withheld for any reason, the Purchasers shall not contact any suppliers to, or customers of, the business of the Company and the Purchasers shall have no right to perform invasive or subsurface investigations of any environmental media or at the Bolañitos Mine. Each Purchaser shall, and shall cause its Representatives to, abide by Section 5.2 with respect to any access or information provided under this Section 5.1.

(b) Post-Closing Access and Cooperation.

(i) On and after the Closing Date, until the delivery of the Books and Records to the Purchasers in accordance with Section 5.8(a) (the "Books and Records Transfer Date"), each Purchaser, its Affiliates and its Representatives may from time to time during normal business hours and upon reasonable notice, under the supervision of the Vendors' personnel and in such a manner as not to interfere with the conduct of the Vendors' business, inspect and make copies (at its own expense) of any Books and Records.

(ii) On and after the Books and Records Transfer Date, the Vendors, its Affiliates and its Representatives may from time to time during normal business hours and upon reasonable notice, under the supervision of the Purchasers' or the Company's personnel and in such a manner as not to interfere with the conduct of the Company's business or any other businesses of a Purchaser or its Affiliates, inspect and make copies (at its own expense) of any books and records. In addition, after the Books and Records Transfer Date, each Purchaser will cause the Company to, upon request, provide financial information to the Vendors and its Affiliates with respect to the fiscal quarter and month or portions thereof ending on or prior to the Closing Date, in a manner and within a time period consistent with the Vendors' past practice, to the extent necessary to enable the Vendors and its Affiliates to satisfy its financial reporting obligations with respect to such pre-Closing periods. The Vendors and its Affiliates will hold, and shall direct its officers, directors, employees, and other Representatives to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of applicable Law or stock exchange requirements, all documents and information concerning the Company provided to it pursuant to this Section. Unless otherwise consented to in writing by the Vendors, Purchasers shall not, and shall not permit the Company to, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any of the Books and Records for any period prior to the Closing Date without first giving reasonable prior notice to the Vendors, and offering to surrender to the Vendors such Books and Records or any portion thereof that Purchasers or the Company may intend to destroy, alter or dispose of.

5.2 Confidentiality

(a) Information To Be Confidential. Each Recipient shall treat confidentially and not disclose and shall cause each of its Representatives to treat confidentially and not disclose, other than as expressly contemplated by this Agreement, any Confidential Information of a Discloser.

(b) Use Of Confidential Information. A Recipient may disclose Confidential Information only to those of its Representatives who need to know such Confidential Information for the purpose of implementing the transaction contemplated by this Agreement. No Recipient shall use, nor permit its Representatives to use, Confidential Information for any other purpose nor in any way that is, directly or indirectly, detrimental to the applicable Discloser.

(c) Required Disclosure. If a Recipient or any of its Representatives receives a request or is legally required to disclose all or any part of the Confidential Information of a Discloser, such Recipient shall, unless prohibited by Law, (a) promptly notify the Discloser of the request or requirement, (b) consult with the Discloser on the advisability of taking legally available steps to resist or narrow the request or lawfully avoid the requirement, and (c) if requested by the Discloser, and at the Discloser's expense, take all necessary steps to seek a protective order or other appropriate remedy. If a protective order or other remedy is not available, or if the Discloser waives compliance with the provisions of this Section 5.2(c), (i) the Recipient receiving the request for disclosure or its Representatives, as the case may be, may disclose to the person requiring disclosure only that portion of the Confidential Information which such Recipient is advised by opinion of its counsel is legally required to be disclosed, and (ii) such Recipient shall not be liable for such disclosure unless such disclosure was caused by or resulted from a previous disclosure by such Recipient or its Representatives not permitted by this Agreement.

(d) Return or Destruction. Following the termination of this Agreement in accordance with the provisions of this Agreement, at the request of the Discloser each Recipient shall (and shall cause each of its Representatives to) (a) return promptly to the Discloser, or destroy, all physical copies of the Confidential Information of the Discloser, excluding Notes, then in such Recipient's possession or in the possession of its Representatives and (b) destroy all (i) electronic copies of such Confidential Information, and (ii) Notes (including electronic copies thereof) prepared by such Recipient or any of its Representatives, in a manner that ensures the same may not be retrieved or undeleted by such Recipient or any of its Representatives. Notwithstanding the foregoing, the Recipient shall not be required to destroy, and shall be permitted to retain: (a) back-up copies of computer files created in the Ordinary Course of Business, although if such copies are restored from back-up files after the Discloser has requested the return or destruction of the Confidential Information they contain, then any Confidential Information in such restored files shall be treated in confidence and shall be destroyed, (b) any Confidential Information that has been included within or referred to in board papers (including submissions to or any minutes of deliberations of the board of directors of the Recipient or any committee thereof), and (c) any Confidential Information that is reasonably required to defend the Recipient in any Legal Proceeding brought or threatened against it.

(e) Exceptions. For a period of five (5) years after the Closing, the Vendors shall and shall direct its Representatives to, hold, in confidence any and all information, whether written or oral, concerning the Company and/or the Bolañitos Mine, except to the extent that the Vendors can show that such information: (a) is required to be disclosed pursuant to applicable Law, including for greater certainty applicable securities Laws and applicable stock exchange policies, (b) is generally available to the public, other than as a result of a disclosure by the Vendors, any of its Affiliates or any of their respective Representatives or (c) is received by the Vendors, any of its Affiliates or any of their respective Representatives on a non-confidential basis from sources that are not prohibited from disclosing such information by a confidentiality agreement with, or a contractual, fiduciary or other legal confidentiality obligation to. If the Vendors, any of its Affiliates or any of their respective Representatives receives a request or is legally required to disclose all or any part of any information, the provisions of Section 5.2(e) shall apply mutatis mutandis.

5.3 Action During Interim Period

(a) Operate in Ordinary Course. During the Interim Period, the Vendors shall, and shall cause the Company to, operate the Bolañitos Mine in the Ordinary Course of Business and in material compliance with applicable Law and the terms and conditions of all Agreements, and in a manner consistent with past custom and practice and use commercially reasonable efforts to preserve intact its business, organization, goodwill and to maintain relationships with its counterparties.

(b) Negative Covenants. Except as expressly permitted or specifically contemplated by this Agreement or the Pre-Closing Reorganization, or as otherwise required by applicable Law or any Governmental Entity, during the Interim Period, the Vendors shall not and shall ensure that the Company does not take any of the following actions without obtaining the prior written consent of the Purchasers (not to be unreasonably withheld, conditioned, or delayed):

(i) alter or amend the by-laws or other constating documents of the Company;

(ii) alter the terms and conditions of any other securities of the Company (including any share split or conversion or exchange of securities for other securities or property);

(iii) directly or indirectly, declare, set aside for payment or pay any dividend or make any other payment or distribution on or in respect of any of the Company's securities of any class;

(iv) redeem, purchase, retire or otherwise acquire, directly or indirectly, any of the securities of the Company;

(v) issue or sell any securities of the Company or issue, sell or grant any option, warrant or right to purchase any of the securities of the Company, or issue any other convertible security, grant any registration rights or otherwise make any change to the Company's authorized or issued share capital;

(vi) sell, transfer, dispose of, lease, encumber, relinquish, abandon or revalue any material asset used in the conduct of the Bolañitos Mine (including all equipment set out in the Equipment List), except (A) in the Ordinary Course of Business or (b) for the sale of production and inventory;

(vii) mortgage, pledge, grant a security interest in or otherwise create an Encumbrance on any of the Company's material property or material assets, except in the Ordinary Course of Business and in amounts which, individually and in the aggregate are not material to the financial condition of the Company, or to the operation of the Bolañitos Mine;

(viii) enter into any contract or any other transaction in respect to the Bolañitos Mine that is not in the Ordinary Course of Business, including any agreement creating a joint venture or partnership or effecting a business combination or other similar arrangement with another person;

(ix) enter into terminate, cancel, modify, or amend in any material respect any Material Agreement of the Company or take or fail to take any action that would entitle any party to any of the foregoing to terminate, modify, cancel or amend any Material Contract;

(x) give or agree to give or become a party to or bound by any guarantee, surety or indemnity in respect of material Indebtedness of the Company or other obligations or liabilities of any other person;

(xi) make any material capital expenditure or authorize any material capital expenditure in respect to the Bolañitos Mine except in the Ordinary Course of Business;

(xii) cancel or waive any material Indebtedness, material claim or other material right with a value to the Company except in the Ordinary Course of Business;

(xiii) repay any Indebtedness of the Company that is owing to an Affiliate of the Company except in the Ordinary Course of Business;

(xiv) incur (a) any Indebtedness (except for Indebtedness related to Employee severance obligations) to any other person that would not be included in the Current Liabilities Balance; or (b) any material Indebtedness to any other person or incur any other material liability or material obligation to any other person which is required to be classified as a liability on the liability side of a balance sheet in accordance with IFRS except in the Ordinary Course of Business;

(xv) give or agree to give or become a party to or bound by any guarantee, surety or indemnity in respect of Indebtedness or other obligations or liabilities of any other person except in the Ordinary Course of Business;

(xvi) purchase or otherwise acquire any interest in any securities of any other person or otherwise acquire (by merger, consolidation, acquisition of shares or assets or otherwise) any business other than acquisitions in the Ordinary Course of Business;

(xvii) establish, acquire, adopt, amend, restate, or replace any employee benefit plan, policy, program, practice, agreement, undertaking, fund or arrangement that would be a Benefit Plan if in existence as of the date hereof, except (A) as required by Applicable Law or (B) in the Ordinary Course of Business;

(xviii) (A) make, change or revoke any material Tax election (other than in the Ordinary Course of Business), (B) change any annual Tax accounting period, (C) adopt (other than in the Ordinary Course of Business) or make any material change to any material method of Tax accounting, (D) amend any material Tax Return, (E) surrender any claim for a material refund of Taxes, (F) settle or compromise any material claim, assessment or other dispute in respect of Taxes, or (G) enter into or make any voluntary disclosure with respect to any material amount of Taxes;

(xix) discharge, settle or satisfy any material Legal Proceedings in respect to the Bolañitos Mine, other than Legal Proceedings reflected in the most recent financial statements and for amounts not in excess of the amount reserved against therein;

(xx) in connection with the operation of the Bolañitos Mine, enter into any Agreement or commitment to hire any officer or senior management Employee whose base salary is in excess of $150,000 other than as required by the terms of any existing Benefit Plan or in accordance with applicable Law, or otherwise enter into any collective bargaining agreement covering any Employees;

(xxi) take any voluntary steps to dissolve, wind up or otherwise affect the Company's organizational existence; or

(xxii) agree, commit or enter into any understanding to take any actions enumerated in paragraphs (i) to (xx) of this Section 5.3(b).

(c) Positive Covenants. During the Interim Period, the Vendors shall promptly notify the Purchasers if it becomes aware of any event or circumstance which could reasonably be expected to have a Material Adverse Effect.

5.4 Consents and Approvals

Subject to the terms and conditions contained herein, the Parties shall cooperate and use commercially reasonable efforts to take, or cause to be taken, all appropriate actions, and to make, or cause to be made, all filings necessary, proper or advisable under applicable Laws and to consummate and make effective the transactions contemplated by this Agreement on the Closing Date or at any other date thereafter pursuant to applicable Laws.

5.5 Pre-Closing Reorganization

Prior to (or concurrent with) the Closing, the Vendors shall, or shall cause the Company, to consummate the Pre-Closing Reorganization and deliver to the Purchasers documentation evidencing that the Pre-Closing Reorganization has been consummated. The Vendors shall keep the Purchasers reasonably apprised of the status of the Pre-Closing Reorganization.

5.6 TSXV Approval

The Purchasers shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary to obtain, prior to the Closing Date, any requisite approvals of the TSXV in respect of the completion of the transactions contemplated herein, including the issuance of the Consideration Shares. The Purchasers shall provide the Vendors copies of any submissions to the TSXV in respect of any approvals required to complete the transactions contemplated herein contemporaneously with the filing of such submissions and shall provide to the Vendors copies of any correspondence with the TSXV in respect of such submissions as soon as reasonably practicable once received.

5.7 Indemnification of Directors and Officers of the Company

(a) From and after the Closing, Purchasers shall, and shall cause the Company to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, an officer, director, manager or Employee of the Company (each, a "D&O Indemnified Party"), against all losses in connection with any claim, Legal Proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer, director, manager or Employee of the Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Closing, whether asserted or claimed prior to, or at or after, the Closing (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the same extent that such persons are indemnified or have the right to advancement of expenses as of the date hereof by the Company pursuant to their respective governing documents and indemnification agreements of the Company, if any, in existence on the date hereof with any D&O Indemnified Party.

(b) The Purchasers agree to pay, or to cause the Company to pay, all expenses, including reasonable attorneys' fees, that may be incurred by the D&O Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 5.7(a).

(c) With respect to any indemnification obligations of Purchasers and/or the Company pursuant to this Section 5.7(c), Purchasers hereby acknowledge and agree (i) that it and the Company shall be the indemnitors of first resort with respect to all indemnification obligations of Purchasers and/or the Company pursuant to this Section 5.7(c) (i.e., their obligations to an applicable D&O Indemnified Party are primary and any obligation of any other person to advance expenses or to provide indemnification and/or insurance for the same expenses or liabilities incurred by such D&O Indemnified Party are secondary) and (ii) that it irrevocably waives, relinquishes and releases any such other person from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof.

(d) The provisions of this Section 5.7(d) shall survive the consummation of the Closing and (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party, and his or her successors, heirs and representatives and shall be binding on all successors and assigns of Purchasers and the Company and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Agreement or otherwise.

5.8 Books and Records

(a) Subject to Section 5.8(b), within fifteen (15) days of the Closing, the Vendors shall deliver or cause to be delivered to the Purchasers the Books and Records.

(b) The Purchasers recognize that certain records may relate to Affiliates of the Vendors other than the Company, or to business of the Vendors other than the Bolañitos Mine, and that the Vendors may retain such records and have no duty or obligation to make such records available to Purchasers or, post-Closing, to the Company. The Vendors may retain all records prepared in connection with the sale of the Purchased Shares, including bids received from other parties and analyses relating thereto. The Vendors may retain any Tax Returns, and the Purchasers shall be provided with copies of such Tax Returns if they relate to the Purchased Shares.

5.9 Payment Obligations

Except as otherwise contemplated herein, if, following Closing, a Party or its Affiliates receives any cash, cheques or other property of the other Party or its Affiliates from any third parties, the first Party shall pay such amounts over or cause such amounts to be paid over to the other Party as soon as reasonably practicable.

5.10 Insurance Policies

Promptly following the Closing Date, the Vendors shall terminate, or cause to be terminated, the insurance policies of the Vendors which relate to the Company and/or the Bolañitos Mine and shall retain any benefits derived from such termination. In the event that any benefits derived from such termination are paid to or received by a Purchaser or an Affiliate of a Purchaser (including, for greater certainty, the Company), such Purchaser shall, or shall cause, such benefits to be paid over to the Vendors as soon as reasonably practicable.

5.11 Technical Report

In the event GSilver is required to file a technical report relating to the Bolañitos Mine pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects within the twelve months following the date of this Agreement, the Vendors will, at GSilver's cost and expense, cooperate with GSilver to provide the GSilver such information and access as GSilver may reasonably require to complete the technical report; provided that, the cooperation provided by the Vendors does not unreasonably interfere with the ongoing business and operations of the Vendors. GSilver shall promptly reimburse the Vendors for all reasonable and documented out-of-pocket costs and expenses incurred by them in connection with all actions taken pursuant to this Section 5.11 on or after the date of this Agreement.

5.12 Taxes

(a) The Purchasers acknowledge and agree that, as set out in the Disclosure Schedules, certain value-added tax refund claims have been submitted, or will be submitted prior to the Closing Date, to the applicable tax authorities for each relevant month but have not yet been reimbursed (together, the "VAT Receivables" and each claim, a "VAT Receivable"). The Disclosure Schedules shall be updated as of the Closing Date to reflect the VAT Receivables as of the Closing Date.

(b) The Parties agree that in the event that any VAT Receivable claimed by the Company is actually received in cash by the Company after Closing and before the date that is 18 months after the Closing, such VAT Receivable will be for the account of the Vendors, net of: (i) all costs incurred by the Company following Closing in claiming such VAT Receivable; (ii) all Taxes payable by the Company directly as a consequence of the receipt or credit of such receipt of such VAT Receivable by the Company or payment of such VAT Receivable to the Vendors; and (iii) all amounts deducted and set-off in accordance with Article 8 (such net amount, the "Net Tax Receivable").

(c) The Purchasers or the Company shall promptly inform the Vendors of the receipt of such VAT Receivable and shall cause the Company to distribute to the Vendors an amount equal to the Net Tax Receivable within 10 days following the date of receipt of the VAT Receivable by the Company.

(d) Any payments made pursuant to this Section 5.12 shall constitute an adjustment to the Purchase Price.

(e) The Vendors shall appoint one individual (the "Vendor Authorized Representative"), who shall be granted a limited power of attorney by the Company to prepare and file all relevant Tax filings with any Governmental Entities to claim the VAT Receivables, to the extent not filed prior to the Closing (a "Tax Receivable Claim"). Any such Tax Receivable Claim will be completed in a manner that is consistent with past practice of the Company except for changes in applicable Law. The Vendor Authorized Representative shall, and the Vendors shall cause the Vendor Authorized Representative to, provide any Tax Receivable Claim (including supporting work papers, and any other information reasonably requested by the Purchasers, the Company or their respective advisors) to the Company prior to the date on which such Tax Receivable Claim is required to be filed (taking into consideration applicable extensions) for its review, reasonable comments and consent prior to filing (which consent may not be unreasonably withheld, conditioned or delayed). The Purchasers shall cooperate with the Vendor Authorized Representative in a commercially reasonable manner to the extent their assistance is required for any filings.

(f) The Company, the Purchasers and the Vendor Authorized Representative shall cooperate fully to make available to each other in a timely fashion such data and other information as may reasonably be required for the preparation of any such Tax Receivable Claim and shall preserve such data and other information until the expiration of any applicable limitation period under any applicable Law with respect to Taxes.

(g) The rights of the Vendors and the Vendor Authorized Representative in this Section 5.12 will be limited to the filing of any initial Tax Receivable Claim and the receipt of any Net Tax Receivable; neither the Vendors nor the Vendor Authorized Representative shall have any rights with respect to the challenge, contest or appeal of any decisions of the applicable Governmental Entity in respect of any VAT Receivable and, for greater certainty, neither the Vendors nor the Vendor Authorized Representative will take any action in connection with any challenge, contest or appeal of any such decisions.

(h) The Purchasers shall cooperate with Endeavour Silver and its auditor, in a commercially reasonable manner, to provide, on a timely basis and as may reasonably be requested, all historic financial and Tax information in respect of the Company that may be required by Endeavour Silver in preparation of its consolidated financial statements, prospective audits or audit requests and subsequent Tax filings and shall direct an authorized signatory of the Company to provide any requisite authorizations, as may be reasonably requested by Endeavour Silver in connection therewith.

(i) Endeavour Silver shall cooperate with GSilver and its auditor, in a commercially reasonable manner, to provide, on a timely basis and as may reasonably be requested, all historic financial and Tax information in respect of the Company that is not contained in the Books and Records, and may be required by GSilver in preparation of its consolidated financial statements, VAT Receivables, prospective audits or audit requests and subsequent Tax filings.

5.13 Business Acquisition Report

In the event that the transactions contemplated herein constitute, or will constitute, an acquisition of a business that requires the filing of a business acquisition report (a "BAR") under National Instrument 51-102 - Continuous Disclosure Obligations, Endeavour Silver and the Vendors will, at GSilver's cost and expense, cooperate with GSilver to provide GSilver with such information as GSilver may reasonably require to prepare and complete the BAR; provided that the cooperation provided Endeavour Silver and the Vendors does not unreasonably interfere with the ongoing business and operations of Endeavour Silver or the Vendors. GSilver shall promptly reimburse Endeavour Silver and the Vendors for all reasonable and documented out-of-pocket costs and expenses incurred by them in connection with all actions taken pursuant to this Section 5.13.

5.14 Credit Agreement Co-Operation

Upon the reasonable request of the Purchasers, provided, that such request is made on reasonable notice and reasonably in advance of the Closing, the Vendors shall, and shall cause the Company to, at the Purchasers' cost and expense, use reasonable efforts to assist the Purchasers in satisfying the conditions and/or covenants under any proposed indebtedness of the Purchasers or their Affiliates that will be incurred in connection with the financing of the Purchase Price, provided that, for greater certainty, the Company shall not be required to provide any guarantee or security that is effective prior to the Closing Time. Endeavour Silver and the Vendors shall, and shall cause the Company to, cooperate in connection therewith, including (i) furnishing the Purchasers with such financial statements, operating information and other customary information that is readily available or that can practicably be produced in respect the Company (without any undue additional unreimbursed cost or burden), (ii) participating in a reasonable number of meetings, discussions or presentations requested by the Purchasers, and (iii) cooperating with the Purchasers in the preparation of information, documents, marketing documents or other materials in connection with any security or guarantees (which shall not be effective prior to the Closing Time), provided that Endeavour Silver and the Vendors shall not be required to (or to cause the Company to) cooperate in connection therewith to the extent that Endeavour Silver and the Vendors believe that doing so would: (A) unduly interfere with the ordinary course conduct of the business of the Company, (B) result in the loss of solicitor-client, work product or other privilege, (C) result in the disclosure of any trade secrets of third parties or violate any obligations of Endeavour Silver, the Vendors or the Company with respect to confidentiality to any third party, or (D) breach, contravene or violate any applicable Law or any contractual obligations of Endeavour Silver or the Vendors. For greater certainty, all non-public or otherwise confidential information regarding the Bolañitos Mine obtained by a Purchaser or its Representatives pursuant to the foregoing is information which is subject to the Confidentiality Agreement and will be treated in accordance with the Confidentiality Agreement. In addition, Endeavour Silver and the Vendors shall not be required to (or to cause the Company to) (A) commit to take any action that is not contingent on the consummation of the occurrence of the Closing (other than as set out in this Section 5.14), or (B) waive or amend any term of this Agreement. The Purchasers shall promptly reimburse Endeavour Silver and the Vendors for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented costs and expenses of counsel and accountants) incurred by them in connection with all actions taken pursuant to this Section 5.14 to the extent, in the case of costs and expenses incurred in connection with preparing and/or furnishing information or other materials, such information or other materials were not otherwise prepared or available in the Ordinary Course of Business of Endeavour Silver, the Vendors or the Company.

5.15 Transition Services

If, at Closing or during the Transition Period, any Employees of the Company elect not to continue their employment with the Company, Endeavour Silver and the Purchasers shall, upon the request of the Purchasers, enter into the Transition Services Agreement, whereby Endeavour Silver (or one or more of its Affiliates) will make available to the Company, during the Transition Period, such personnel or equivalent services as are reasonably necessary to facilitate continuity of operations at the Bolañitos Mine, subject to the terms and conditions set forth in the Transition Services Agreement.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF THE VENDORS

Endeavour Silver and the Vendors, on a joint and several basis, hereby represent and warrant to the Purchasers as follows and acknowledges that the Purchasers are relying on such representations and warranties in entering into this Agreement and completing the purchase of the Purchased Shares and the transactions contemplated hereby.

6.1 Organization

Each of the Endeavour Entities is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.

6.2 Due Authorization

Each of the Endeavour Entities has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each of the Endeavour Entities and the performance by such Parties of its obligations hereunder have been duly authorized. This Agreement has been duly executed and delivered by each of the Endeavour Entities and constitutes a legal, valid and binding obligation of each of the Endeavour Entities, enforceable against such Parties in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

6.3 Absence of Conflicts

Each Endeavour Entity has complied with and is not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect with respect to such Parties.

6.4 Insolvency

Each of the Endeavour Entities is not an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada), or similar legislation in Mexico, and has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it. Each of the Endeavour Entities has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of it or any of its undertakings, property or assets and no execution or distress has been levied on any of its undertakings, property or assets, nor have any proceedings been commenced in connection with any of the foregoing.

6.5 Issued Capital; No Options

The Purchased Shares represent all of the issued and outstanding shares in the capital of the Company. The Vendors are the sole owners of the Purchased Shares, free and clear of any Encumbrances. There are no rights or privileges capable of becoming a contract, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any issued or un-issued shares or other securities of the Company. The Purchased Shares have been validly issued in compliance with applicable Law and are fully paid and non-assessable.

6.6 Ownership

Except (i) for the Permitted Encumbrances, and (ii) as disclosed in the Disclosure Schedules, the Company holds, in respect of the Bolañitos Mine, all freehold title, leases, Mining Claims, licenses, Permits, contractual rights, and other conventional property or proprietary interests or rights, subject to the terms and conditions governing such interests, pursuant to valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, as are necessary to conduct its business at the Bolañitos Mine (as currently conducted), free and clear of all Encumbrances.

6.7 Insolvency

The Company is not an insolvent person within the meaning of applicable bankruptcy or insolvency legislation in Mexico, and has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it, nor, to the knowledge of the Endeavour Entities have any such proceedings been threatened by any other person. The Company has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of it or any of its undertakings, property or assets and no execution or distress has been levied on any of its undertakings, property or assets, nor have any proceedings been commenced or, to the knowledge of the Vendors have any such proceedings been threatened, in connection with any of the foregoing.

6.8 Consents and Regulatory Approvals

No regulatory approval by a Governmental Entity or any consent or notice under a Material Agreement is required to be obtained or given by the Company in connection with the consummation of the transactions contemplated by this Agreement.

6.9 Permits

The Disclosure Schedules contains a list of all material Permits of the Company necessary to conduct the business of the Company as it is currently conducted, which remain in full force and effect as of Closing, and there are no fines, sanctions or similar penalties imposed by any Governmental Entity in respect of such material Permits. The Company is not in material breach of any material Permit. To the knowledge of the Endeavour Entities, no person has threatened to revoke, or commenced proceedings to revoke, any material Permit.

6.10 Material Agreements

The Disclosure Schedules contains a list of all Material Agreements. The Company, in all material respects, has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not in material default or alleged to be in material default in respect of, any Material Agreement in force and effect at Closing, and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a material default under any Material Contract by the Company, or, to the knowledge of the Endeavour Entities, any other party to the Material Contract. Except as disclosed in the Disclosure Schedules, the execution and delivery of this Agreement by the Endeavour Entities, and the performance of their obligations hereunder, do not and will not give rise to any rights of termination under, or result in any amendments to, any Material Agreement.

6.11 Liabilities

Except for liabilities and obligations: (i) incurred in the Ordinary Course of Business; (ii) arising from any Assumed Obligations; or (iii) arising from the matters or Material Agreements listed in the Disclosure Schedules; to the knowledge of the Vendors, there are no liabilities in respect of the Company of any kind whatsoever, whether accrued, absolute, determined, determinable or otherwise.

6.12 Taxes

During the Relevant Period, the Company has: (i) timely filed all material periodical Tax Returns in the manner prescribed by applicable Law, and all such Tax Returns were true, correct and complete in all material respects as at the filing date; and (ii) duly paid in full and when due all Taxes due and payable, except such Taxes as are being contested in good faith by appropriate proceedings and disclosed in the Disclosure Schedule. Other than as disclosed in the Disclosure Schedules, there are no proceedings, investigations or audits pending or, to the knowledge of the Vendors, threatened against the Company in respect of any Taxes. There are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes. To the knowledge of the Vendors, no event has occurred or circumstances exist that would reasonably be expected to give rise to or serve as a valid basis, other than the residual discretionary authority of any Governmental Entity, for the commencement of any such proceeding, investigation or audit. The Company is not party to or bound by any Tax sharing agreement, Tax indemnity obligation in favour of any person or similar agreement in favour of any person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Entity).

6.13 Books and Records

During the Relevant Period, all Books and Records have been properly, fully and accurately kept in all material respects and in accordance with applicable Laws and contain full and accurate records of all material matters relating to the operations of the Company.

6.14 Insurance

The Disclosure Schedules contains a complete and accurate list of insurance policies that are maintained by or on behalf of the Company and sets out, in respect of each policy, a description of the type of policy, the name of insurer, the coverage, the expiration date, the annual premium and any pending claims. The Company is not in default with respect to, and has not failed to give any notice or present any claim under, any insurance policy in a due and timely fashion. There are no claims by the Endeavour Entities or the Company pending under any of the existing insurance policies and, to the knowledge of the Endeavour Entities, there are no circumstances which might entitle the Endeavour Entities or the Company to make a claim under any of the existing insurance policies or which might be required under any of the existing insurance policies to be notified to the insurers and in the previous two years no material claim under any of the existing insurance policies has been made by the Endeavour Entities or the Company.

6.15 Litigation

Other than as set out in the Disclosure Schedules, there is no material claim, action, suit, arbitration, summons, investigation, or proceeding, whether at law or in equity, brought by or before any person or Governmental Entity, that is now pending or, to the knowledge of the Vendors, threatened, against or affecting the Company, or against or affecting any of the officers or directors of the Company (in their capacity as such), or against or affecting the Purchased Shares, the Bolañitos Mine, or against any license, registration or Permit required or used in the operation of the Bolañitos Mine. To the knowledge of the Vendors, no event, occurrence, violation, offence, or circumstance exists which could reasonably be expected to give rise to, or serve as a valid basis for, the commencement of any such material claim, action, suit, arbitration, summons, investigation, or proceeding. There is no injunction, order, judgment, consent decree, or settlement agreement, currently in effect against the Company, or against any of the officers or directors of the Company (in their capacity as such), or against the Purchased Shares, the Bolañitos Mine, or against any license, registration or Permit required or used in the operation of the Bolañitos Mine.

6.16 Compliance with Laws

During the Relevant Period, the Company has conducted and is conducting the operations at the Bolañitos Mine and maintains the properties and assets used in such operations in compliance with applicable Laws except for such non-compliance as would not individually or in the aggregate result in a Material Adverse Effect.

6.17 Sanctions

Neither the Company nor any of its directors, senior executives or officers, or to the knowledge of the Vendors, any person acting on behalf of the Company, is a person that is, or is 50% or more owned or controlled by a person (or persons) that is, the subject of any economic or financial sanctions or trade embargo administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Departments of State or Commerce, the United Nations Security Council, Canada, China or any other applicable sanctions authority or based, organized or resident in a country or territory that is the subject of comprehensive (i.e., country-wide or territory-wide) sanctions (including, as of the date hereof, Crimea, Cuba, Donetsk, Iran, Luhansk, North Korea and Syria).

6.18 Anti-Bribery

The Company and its directors, senior executives, officers, employees and agents have complied with, and will comply with, all applicable anti-bribery and anti-corruption Laws and all applicable anti-tax-evasion Laws, including without limitation, to the extent applicable, the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions, 1997; the Corruption of Foreign Public Officials Act (Canada), and the United States Foreign Corrupt Practices Act 1977, as amended.

6.19 Employees

(a) The Disclosure Schedules disclose a list of the titles or positions of all Employees with their date of hire and the location of their employment, whether they are actively at work or not and, if not, the reason for the absence and expected return to work date and a complete and accurate list of the remuneration of, and Benefit Plans applicable to, each Employee. The Disclosure Schedules also disclose a list of all persons receiving compensation for work or services directly relating to the operations at the Bolañitos Mine provided to the Company who are not Employees and particulars of their terms of engagement. The Disclosure Schedules also disclose a complete list of all labor litigation of the Company pending or, to the knowledge of the Vendors, threatened if applicable.

(b) There is no commitment or agreement binding upon the Company to increase wages, to modify the terms and conditions of or terminate the employment of any Employee other than in the Ordinary Course of Business. There are no employment agreements, commitments, policies, plans or arrangements binding on the Company pursuant to which any amounts may become payable by the Company to any Employees, former Employees, directors, consultants, independent contractors of the Company as a result of the consummation of the transactions contemplated by this Agreement.

(c) Except as disclosed in the Disclosure Schedules, the Company is not a party, either directly or by operation of law, to any collective agreement, contract or legally binding commitment to any trade union or employee organization or group in respect of or affecting the Employees. As of the date of this Agreement, the Company is not currently engaged in any labour negotiations nor is it a party to any application, complaint or other proceeding under any employment or labour Law.

(d) There are no active material complaints before any Governmental Entity, including a labour relations board, tribunal or commission, filed by any Employees against the entity which employs such Employee or any current or former director or officer of the Company, claiming or alleging that such entity, or such current or former director or officer, has violated any Laws applicable to the Employee.

(e) There is no strike, labour interruption, disturbance, work slowdown or stoppage pending or involving or, to the knowledge of the Vendors, threatened, against the Company, and no such event has occurred within the last three years.

6.20 Benefit Plans

(a) The Disclosure Schedules contain a true and complete list of each Benefit Plan to which the Company is a party or by which it is bound. True, correct, up-to-date and complete copies of all the Benefit Plans as amended as of the date hereof have been made available to the Purchasers and all plan summaries, employee booklets and brochures provided to Employees or their beneficiaries.

(b) The Company does not have any formal plan or commitment, whether legally binding or not, to create any additional Benefit Plan or to modify or change any existing Benefit Plan that would affect any Employee or former employee of or engaged by the Company, except such modification or amendment as may be required to be made to secure the continued registration of any existing Benefit Plan with each applicable Governmental Entity.

6.21 Mining Claims and Rights

(a) To the knowledge of the Vendors, the Mining Claims comprising part of the Bolañitos Mine have, in all material respects, been duly and validly surveyed and properly located and denounced, all required location and validation was properly performed and the location notices and certificates were properly recorded and filed with appropriate Governmental Entities in Mexico.

(b) Each of the Mining Claims is valid and existing and in compliance, in all material respects, with respect to (i) the obligation to invest and file the corresponding work assessment reports in accordance with all applicable Laws; (ii) the obligation to pay mining duties as set forth in the Federal Duties Law of Mexico (Ley Federal de Derechos), as from the date of its issuance; and (iii) any other obligation to maintain legal effect of the Mining Claims under applicable Laws.

(c) Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Owned Real Property comprising part of the Bolañitos Mine have been duly and validly surveyed, filed and recorded in compliance, in all material respects, with all applicable Laws as they relate to the surveying, filing and recording of such lands and are valid, subsisting and in good standing under applicable Laws.

(d) The Company has, in all material respects, all Mining Rights and material Permits necessary to explore for, mine, extract, remove or process minerals derived from the Bolañitos Mine or any part thereof, and each of such Mining Rights is valid, subsisting and in good standing.

(e) Other than as set out in the Disclosure Schedules, the Vendors have not started any material Legal Proceeding before any Governmental Entity whose determination may result in modification, change or affect in any way the perimeter, surface or any other right comprising the Mining Rights and no material Legal Proceeding is pending or, to the knowledge the Vendors, threatened, to revoke, restrict or otherwise limit any of the Mining Rights.

(f) Except for payments due according to applicable Laws (including the Federal Duties Law of Mexico (Ley Federal de Derechos)) and Taxes (all of which have been paid when due or are reflected in the Current Liabilities), the Vendors and the Company do not have any responsibility or obligations to pay any commission, royalty, license, fee or similar payment to any person with respect to the Mining Rights (including any payments required for the Water Rights).

6.22 Environmental Matters

During the Relevant Period, other than as set out in the Disclosure Schedules:

(a) the Company is and has been, in compliance with all Environmental Laws in all material respects;

(b) none of the Vendors, or the Company, has received any written notice, and, to the knowledge of the Vendors, no such notice has been threatened, from any Governmental Entity of any actual material non-compliance with any Environmental Law which would give rise to a material undischarged liability of the Company; and

(c) the Company is in compliance in all material respects with any rehabilitation and closure obligations for which the Company is responsible pursuant to applicable Law with respect to the Bolañitos Mine. The financial statements of the Company set forth, in all material respects, accurate accruals for all such rehabilitation and closure obligations.

6.23 Indigenous and NGO Claims

During the Relevant Period, the Vendors have not received any Indigenous Claims or demands, in writing or otherwise, from any Indigenous Group or any other Legal Claims or demands for any non-governmental organization, community or group in Mexico which materially affects or could reasonably be expected to materially affect, the Company or the Bolañitos Mine (including the Company's ability to conduct mining operations on the Bolañitos Mine) and, to the knowledge of the Vendors, no such claims or demands are threatened or pending.

6.24 Finder's Fee

There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Vendors who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES OF PURCHASERS

The Purchasers, on a joint and several basis, hereby represent and warrant to the Vendors as follows and acknowledges that the Vendors are relying on such representations and warranties in entering into this Agreement and completing the sale of the Purchased Shares and the transactions contemplated hereby:

7.1 Organization

Each Purchaser is a corporation duly incorporated or an entity duly created and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.

7.2 Due Authorization

Each Purchaser has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder, including, as it relates to GSilver, to issue the Consideration Shares. The execution and delivery of this Agreement by each Purchaser and the performance by each Purchaser of its obligations hereunder have been duly authorized. This Agreement has been duly executed and delivered by each Purchaser and constitutes a legal, valid and binding obligation of each Purchaser, enforceable against each Purchaser in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

7.3 Absence of Conflicts

Each Purchaser has complied with and is not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Purchaser.

7.4 Share Capital

As of the date hereof, the authorized share capital of GSilver consists of an unlimited number of Purchaser Shares and an unlimited number of preferred shares. As of the date hereof, 647,936,174 Purchaser Shares and nil preferred shares are issued and outstanding. As of the date hereof, other than stock options, share purchase warrants and restricted share units, there are no outstanding convertible securities of GSilver.

7.5 Consideration Shares

The Consideration Shares, when issued in accordance with this Agreement, will be duly and validly (i) issued, as fully paid and non-assessable shares in the capital of GSilver and (ii) listed for trading on the TSXV.

7.6 Insolvency

Each Purchaser is not an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada), or similar legislation in Mexico, and has not made an assignment in favour of its creditors or a proposal in bankruptcy to its creditors or any class thereof, and no petition for a receiving order has been presented in respect of it. Each Purchaser has not initiated proceedings with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution. No receiver or interim receiver has been appointed in respect of it or any of its undertakings, property or assets and no execution or distress has been levied on any of its undertakings, property or assets, nor have any proceedings been commenced in connection with any of the foregoing.

7.7 No Financing Condition

Payment of the Purchase Price is not subject to any financing condition. The Purchasers will have prior to the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable them to make payment of the Purchase Price and any other amounts to be paid by it hereunder.

7.8 Consents and Regulatory Approvals

Except as it concerns the TSXV, no consent, regulatory approval or filing with, notice to, or waiver from any Governmental Entity is required to be obtained or made by any Purchaser or its Affiliates in connection with the execution and delivery of, and performance by any Purchaser or its Affiliates of its obligations under, this Agreement or the consummation of the transactions contemplated hereby.

7.9 Voting Agreements.

Except for the asset purchase agreement dated March 16, 2021 between GSilver and Endeavour Silver (the "EDR Agreement"), the Purchasers are not party to any agreement, nor are the Purchasers aware of any agreement, which in any manner affects the voting control of any of the securities of the Purchasers.

7.10 Shareholder Agreements.

Except for the EDR Agreement, neither the Purchasers nor, to the knowledge of the Purchasers, any shareholder of a Purchaser is a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Purchasers.

7.11 No Material Adverse Effect.

Since December 31, 2024, (i) there has been no change in the consolidated condition (financial or otherwise), or in the consolidated properties, capital, affairs, prospects, operations, assets or liabilities of the Purchasers, whether or not arising in the ordinary course of business, which would reasonably be expected to give rise to a Material Adverse Effect and except as disclosed in the Purchasers' Public Record; and (ii) there have been no transactions entered into by the Purchasers, other than those in the ordinary course of business, which are material with respect to the Purchasers, except as disclosed in the Purchasers' Public Record.

7.12 Absence of Changes.

Since December 31, 2024, GSilver and its subsidiaries have carried on business in the ordinary course and, except as disclosed in the Purchaser's Public Record, there has not been: (i) any material change in the consolidated assets, liabilities or obligations (absolute, accrued, contingent or otherwise), business, business prospects, condition (financial or otherwise) or results of operations of GSilver, other than those changes occurring in the ordinary course of business, none of which (either singly or taken together) has had or would reasonably be expected to have a Material Adverse Effect to GSilver; (ii) except as contemplated in this Agreement, any material change in the share capital or long-term debt of GSilver; (iii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares in the capital of GSilver or any direct or indirect redemption, purchase or other acquisition of any shares; or (iv) any change in accounting or tax practices followed by GSilver.

7.13 No Default of Securities Laws.

GSilver is not in default of any requirement under securities Laws which would reasonably be expected to have a Material Adverse Effect on the transactions contemplated by this Agreement or the Purchasers.

7.14 Reporting Issuer.

GSilver is, and will at the Closing Date, a "reporting issuer" (or its equivalent) in each of the provinces and territories in Canada. The Purchaser has made timely disclosure of all material changes relating to it and no such disclosure has been made on a confidential basis and there is no material change relating to the Purchaser which has occurred with respect to which the requisite material change report has not been filed.

7.15 No Cease Trade Orders.

No securities regulatory authority in any jurisdiction has issued any Order which is currently outstanding preventing or suspending trading in any securities of the Purchasers, no such proceeding is, to the knowledge of the Purchasers, pending, contemplated or threatened.

7.16 Stock Exchange Listing.

GSilver is in compliance in all material respects with the current listing requirements and all other applicable rules and regulations of the TSXV and has not taken any action which would be reasonably expected to result in the delisting or suspension of the Purchaser Shares on or from the TSXV.

7.17 Anti-Money Laundering and Compliance with Laws.

(a) No part of the funds used by Purchasers to pay the Purchase Price has been or will be directly derived from, or related to, any activity that contravenes Laws, including sanctions and including Laws that relate to the prohibition of money laundering, terrorist financing, and anti bribery, including the Criminal Code, the Foreign Corrupt Practices Act (United States), the Corruption of Foreign Public Officials Act (Canada) or any other similar applicable Law prohibiting public or commercial bribery or corruption and/or the financing of terrorism or other crimes (collectively, the "Anti-Money Laundering Laws") and the USA PATRIOT Act or any other similar applicable Law, to the extent applicable to Purchasers. Neither the Purchasers nor, to Purchasers' knowledge, any of its Affiliates, officers, directors, employees, agents or Representatives has taken, in connection with this Agreement, any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts, benefit or anything else of value, directly or indirectly, to any person as consideration for or to improperly influence official action by that person for the benefit of the Purchasers, or to otherwise secure an improper business advantage for the Purchasers. No payment by Purchasers to the Vendors hereunder shall cause the Vendors or any Affiliate thereof to be in violation of any Anti-Money Laundering Laws.

(b) The operations of Purchasers have been conducted at all times in compliance with applicable Sanctions and Anti-Money Laundering Laws. To the knowledge of the Purchasers, no Legal Proceeding, investigation, or Order involving Purchasers with respect to the Sanctions or Anti-Money Laundering Laws is pending or threatened.

7.18 Future Closure and Reclamation Obligations

The Purchasers acknowledge and agree that pursuant to the transactions contemplated herein that the Company has future closure and reclamation obligations (the "Assumed Obligations").

7.19 Mineral Resource Statements

The Purchasers acknowledge that the Vendors are not making any representation or warranty as to the quantum of mineral resources at the Bolañitos Mine, other than the representation that any technical data provided by the Vendors was true and correct in all material respects as of the date on which it was provided, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the due diligence information not misleading. Any mineral resource statement prepared by the Vendors or by Endeavour Silver contain estimates based on certain assumptions and are subject to the risks inherent in estimating mineral resources, including those enumerated under heading "Risk Factors" in Endeavour Silver's Annual Information Form dated March 10, 2025 for the fiscal year ended December 31, 2024. The Purchasers have relied on their own investigations with respect to the mineral resources at the Bolañitos Mine.

7.20 Finder's Fee

There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Purchasers who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement and the other Transaction Documents.

ARTICLE 8
SURVIVAL AND INDEMNIFICATION

8.1 Survival of Representations, Warranties and Covenants

The representations, warranties and covenants contained in this Agreement and in all other agreements, documents and certificates delivered pursuant to or contemplated by this Agreement shall survive the Closing as follows::

(a) the Vendor Fundamental Representations and Purchaser Fundamental Representations shall survive for a period of 36 months after the Closing Date;

(b) the representation and warranty of the Vendors set out in Section 6.12 (the "Vendor Tax Representation") shall survive for a period that is thirty (30) days following the expiration of the maximum statute of limitations, if any, during which an Assessment or other form of recognized written demand assessing liability for Tax, interest or penalties under applicable legislation in respect of any taxation year to which such representations and warranties, or such indemnity, relate could be issued to the Company under such legislation; and

(c) all other representations and warranties, and all covenants (other than those which by their terms are to be performed after Closing ("Post-Closing Covenant")), shall survive for a period of 90 days after the Closing Date.

8.2 Indemnification by the Vendors

Subject to the limitations set out elsewhere in this Article 8, the Vendors shall, jointly and severally, indemnify and save harmless the Purchasers from and against all Losses suffered or incurred by the Purchasers (after the Closing) as a result of or arising directly or indirectly out of or in connection with:

(a) any inaccuracy or breach of any representation or warranty or non-performance of any covenant of the Vendors set out herein, or any certificate delivered pursuant hereto; and

(b) any Taxes payable by the Company for all Pre-Closing Tax Periods.

8.3 Limitation of Liability of the Vendors

(a) The Purchasers shall not be entitled to require payment in respect of any Loss pursuant to the indemnities contained in Section 8.2 and the Vendors shall not be liable for any indemnity payment thereunder unless either alone or together with the amount finally agreed or adjudicated to be payable in respect of Losses for which the Purchasers would otherwise be entitled to require payment under such indemnities, such Loss or Losses collectively exceed $100,000.

(b) The maximum aggregate liability of the Vendors in respect of the indemnities contained (i) in Section 8.2(a), excluding the Vendor Tax Representation, shall not exceed $5,000,000 and (ii) in respect of the Vendor Tax Representation or in Section 8.2(b), shall not exceed $5,000,000 with respect to any Tax year.

(c) Notwithstanding any other provision in this Article 8, for the avoidance of doubt, in no event shall the aggregate liability of the Vendors in respect of all indemnitees under this Agreement exceed $10,000,000.

(d) In no event shall a Party be liable for any indirect, consequential, special or punitive damages, other than with respect to a claim involving fraud, fraudulent misrepresentation or willful misrepresentation.

8.4 Indemnification by the Purchasers

Subject to the limitations set out elsewhere in this Article 8, the Purchasers shall indemnify and save harmless the Vendors from and against all Losses suffered or incurred by the Vendors (after the Closing) as a result of or arising directly or indirectly out of or in connection with:

(a) any inaccuracy or breach of any representation or warrant or non-performance of any covenant of the Purchasers set out herein, or any certificate delivered pursuant hereto; and

(b) the Assumed Obligations.

8.5 Limitation of Liability of the Purchasers

(a) The Vendors shall not be entitled to require payment in respect of any Loss pursuant to the indemnities contained in Section 8.4(a) and the Purchasers shall not be liable for any indemnity payment thereunder unless either alone or together with the amount finally agreed or adjudicated to be payable in respect of Losses for which the Vendors would otherwise be entitled to require payment under such indemnities, such Loss or Losses collectively exceed $100,000.

(b) The maximum aggregate liability of the Purchasers in respect of the indemnities contained in Section 8.4(a) shall not exceed the $10,000,000.

(c) In no event shall a Party be liable for any indirect, consequential, special or punitive damages, other than with respect to a claim involving fraud, fraudulent misrepresentation or willful misrepresentation.

8.6 Notice of Claim

(a) A Party that may be entitled to make a claim for indemnification (a "Claim") under this Agreement (the "Indemnified Party") shall give written notification to the other Party (the "Indemnifying Party") of such Claim (a "Notice of Claim") promptly upon becoming aware of the Claim, but in no event later than the time limits set out in this Agreement, including, without limitation, those specified in Section 8.1. The Notice of Claim shall specify whether the Claim arises as a result of a claim by a person against the Indemnified Party (a "Third Party Claim") or whether the Claim does not so arise (a "Direct Claim"), and shall also specify with reasonable particularity, to the extent that the information is available, the factual basis for the Claim and the amount of the Claim.

(b) If an Indemnified Party fails to provide the Indemnifying Party with a Notice of Claim promptly as required by Section 8.6(a), such failure shall not, in and of itself, relieve the Indemnifying Party of its obligations under this Article 8, except to the extent that the Indemnifying Party can show it was actually prejudiced by such failure in defending the applicable Claim or in pursuing any rights of recovery against a third party (who would have been liable to it) by the fact of the delay.

(c) If the date by which a Notice of Claim must be given as set out in Section 8.7 in respect of a breach of representation and warranty has passed without any Notice of Claim having been given to the Indemnifying Party, then the related Claim shall be forever extinguished, notwithstanding that by the date specified in Section 8.7 the Indemnified Party did not know, and in the exercise of reasonable care could not have known, of the existence of the Claim.

8.7 Time Limits for Notice of Claim for Breach of Representations and Warranties

No Party shall be required to indemnify or save harmless the other Party unless the other Party shall have provided to the Party a Notice of Claim within the time limits set forth in Section 8.1.

8.8 Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Claim, the Indemnifying Party shall have 60 calendar days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all such other information as the Indemnifying Party may reasonably request. If both parties agree at or prior to the expiration of such 60-day period (or mutually agreed upon extension in writing) to the validity and amount of such Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed-upon amount of the Claim.

8.9 Third Party Claims

(a) The Indemnifying Party shall have the right, at its expense, to participate in, by giving notice to that effect to the Indemnified Party not later than 30 days after receipt of the Notice of Claim with respect to that Third Party Claim and, subject to the rights of any insurer or other third party having potential liability therefor, assume control of the negotiation, settlement or defence of any Third Party Claim and if the Indemnifying Party assumes control, it shall reimburse the Indemnified Party for all of the Indemnified Party's out-of-pocket expenses prior to the time the Indemnifying Party assumed control. If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to actual or potential differing interests between them (such as the availability of different defences), in which case the fees and disbursements of such counsel shall be paid by the Indemnifying Party. Notwithstanding the foregoing, the Indemnifying Party shall not be permitted to assume control of the negotiation, settlement or defence of the Third Party Claim if under this Section 8.9: (i) such Third Party Claim seeks equitable relief against the Indemnified Party as a primary form of relief, or (ii) such Third Party Claim involves criminal liability.

(b) If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such control.

(c) The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third Party Claim if the terms of such settlement would result in: (i) the imposition of a consent Order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or the Company or (ii) a finding or admission of a violation of Law by the Indemnified Party or the Company that would have an adverse effect on the Indemnified Party or the Company.

(d) If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Law to incur losses or make a payment to any person (a "Third Party") with respect to the Third Party Claim before the completion of settlement negotiations or related Legal Proceedings, the Indemnified Party may incur such Losses or make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for such payment. If the amount of any liability of the Indemnified Party under such Third Party Claim, as finally determined, is less than the amount that was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after the receipt of the difference from the Third Party, pay the amount of such difference, together with any interest thereon paid by the Third Party to the Indemnified Party, to the Indemnifying Party. In addition, the Indemnifying Party shall post all security required by any court, regulatory body or other authority having jurisdiction, including without limitation, for purposes of enabling the Indemnifying Party to contest any Third Party Claim.

(e) If the Indemnifying Party fails to assume control of the defence of any Third Party Claim or defaults in respect of any of its obligations under this Section 8.9 with respect thereto, the Indemnified Party shall have the exclusive right to contest the amount claimed and may settle and pay the same on 14 days' prior written notice to the Indemnifying Party and the Indemnifying Party shall, thereupon, be deemed to have agreed that such settlement is reasonable may be agreed to by the Indemnified Party and all other persons liable in respect of the Third Party Claim unless within such 14-day period the Indemnifying Party notifies the Indemnified Party that it is assuming or reassuming control of such defence and thereafter assumes or reassumes such control and does not default.

(f) The Indemnified Party and the Indemnifying Party shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

(g) To the extent of any conflict between the provisions of this Article 8 and Section 5.12 with respect to any Claim for Taxes, the provisions of Section 5.12 shall control.

8.10 Adjustments

(a) The amount of any Loss for which indemnification is provided in this Article 8 will be adjusted to take into account any other benefit realized by the Indemnified Party by reason of the Loss for which indemnification is so provided. Any such benefit will be taken into account at such time as it is received by the Indemnified Party. Losses may be set off against post-Closing amounts owing to the other Party. To the extent such Losses are not fully recoverable pursuant to set off as contemplated above, such Losses shall be recoverable in cash. Any such benefit will be taken into account at such time as it is received by the Indemnified Party.

(b) Where an Indemnified Party is, or would be likely to be, entitled to recover or be compensated or indemnified by another person, whether by way of contract, indemnity or otherwise (including under a policy of insurance), of any amount in respect of a Claim made by the Indemnified Party, the Indemnified Party shall promptly notify the Indemnifying Party of such right or entitlement, take all reasonable steps to seek recovery of that amount and keep the Indemnifying Party at all times fully and promptly notified of the status of such recovery. The amount of the Claim by the Indemnified Party shall be reduced by any amount actually recovered by the Indemnified Party (net of all reasonable out of pocket costs and expenses incurred in doing so and any Tax paid or payable on the amount recovered).

(c) If, after an Indemnifying Party has made a payment in respect of a Claim, an Indemnified Party recovers from or is paid by another person any amount in respect of the Loss that gave rise to the Claim, the Indemnified Party shall promptly, and in any event within 10 Business Days, pay to the Indemnifying Party, the lesser of (i) the amount of the Loss that was recovered or paid and (ii) the amount paid by the Indemnifying Party to the Indemnified Party in respect of the Claim, in either case net of all reasonable out of pocket costs and expenses incurred in obtaining the recovery or payment and any Tax paid or payable as a result of receiving such recovery or payment.

(d) Unless otherwise required by applicable Law or a Governmental Entity, any amounts payable pursuant to this Article 8 shall constitute an adjustment to the Purchase Price.

8.11 Exclusivity

From and after Closing, no Party may make any claim for any Loss, or seek any other remedy, in respect of any Transaction Document or any agreement, certificate or other document delivered pursuant hereto, or the transactions set out in any Transaction Document, or in respect of any breach or termination thereof against any other Party pursuant to contract or otherwise, including strict liability, tort (including negligence), duty of good faith and/or honest performance or other legal principle and whether or not a Party was informed in advance of such possibility of such Loss or such Loss could have been reasonably foreseen, except by making a Claim pursuant to and in accordance with this Article 8.

8.12 Cooperation

With respect to any Claim for an indemnity for a breach of the Vendor Tax Representation or pursuant to Section 8.2(b), the Purchasers shall cooperate with Endeavour Silver and its counsel, in a commercially reasonable manner, to contest any assessment of Taxes, provided there is a reasonable basis to do so.

8.13 Reasonable Steps to Mitigate

The Indemnified Party will take all commercially reasonable steps to mitigate all Losses, including availing itself of any defences, limitations, rights of contribution, claims against third persons, and other rights at law or equity and will provide such evidence and documentation of the nature and extent of the Loss as may be reasonably requested by the Indemnifying Party.

ARTICLE 9
TERMINATION

9.1 Grounds for Termination

This Agreement may be terminated on or prior to the Closing Date:

(a) by the mutual written agreement of the Vendors and the Purchasers;

(b) by the Purchasers by written notice to the Vendors, if:

(i) the Purchasers are not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Vendors pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 4.1 and such breach, inaccuracy or failure (A) cannot be or has not been cured within 30 days following delivery by the Purchasers to the Vendors of written notice of such breach or failure to perform and (B) has not been waived by the Purchasers; or

(ii) any of the conditions set forth in Section 4.1 or 4.2 shall not have been waived by the Purchasers or fulfilled by the Outside Date, unless such failure shall be due to the failure of the Purchasers to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c) by the Vendors by written notice to the Purchasers, if:

(i) the Vendors are not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by the Purchasers pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 4.2 and such breach, inaccuracy or failure (A) cannot be or has not been cured within 30 days following delivery by the Vendors to the Purchasers of written notice of such breach or failure to perform and (B) has not been waived by the Vendors; or

(ii) any of the conditions set forth in Section 4.1 or 4.2 shall not have been waived by the Vendors or fulfilled by the Outside Date, unless such failure shall be due to the failure of the Vendors to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing.

9.2 Effect of Termination

If this Agreement is terminated by the Vendors or by the Purchasers under Section 9.1, all further obligations of the Parties under this Agreement shall terminate, except for the obligations under Sections 5.2, Section 9.3, 9.4 and (ii), which shall survive such termination.

9.3 Purchaser Termination Fee Event

(a) Notwithstanding any other provision in this Agreement relating to the payment of fees and expenses, if a Purchaser Termination Fee Event occurs, the Purchasers shall pay to the Vendors the Termination Fee in accordance with Section 9.3(c).

(b) For the purposes of this Agreement, "Purchaser Termination Fee Event" means the termination of this Agreement by the Vendors pursuant to Section 9.1(c).

(c) If a Termination Fee is payable pursuant to Section 9.3(a), the Purchasers shall pay such Termination Fee to the Vendors (or as the Vendors may direct by written notice) within five Business Days following the occurrence of such Purchaser Termination Fee Event. The Termination Fee shall be satisfied, at the election of the Purchasers:

(i) by paying $2,500,000 in cash to the Vendors by wire transfer of immediately available funds to an account designated by the Vendors in writing; or

(ii) by (A) (X) issuing such number of Purchaser Shares ("Purchaser Termination Shares") to the Vendors having an aggregate value of $1,500,000 (the "Termination Share Amount"), calculated by dividing the Termination Share Amount by the Purchaser Termination Share Issue Price, and (Y) if applicable, paying the  Purchaser Termination Shares Premium Amount, if any, to the Vendors in cash by wire transfer of immediately available funds to an account designated by the Vendors in writing (the "Vendor Account"), and (B) paying US$1,000,000 to the Vendors in cash by wire transfer of immediately available funds to the Vendor Account.

(d) For purposes of this Section 9.3, the "Purchaser Termination Shares Premium Amount" shall mean the shortfall in value, if any, between (A) the product of (x) the number of Purchaser Termination Shares actually issued to the Vendors and (y) the Purchaser Termination Share Issue Price and (B) the product of (x) the number of Purchaser Termination Shares actually issued to the Vendors and (y) the Purchaser Termination Market Price.

(e) For purposes of this Section 9.3, the "Purchaser Termination Share Issue Price" shall mean the greater of: (i) the volume weighted average trading price of the Purchaser Shares on the Exchange (or, if the Purchaser Shares are not then listed, such other reasonable measure of fair market value as determined in good faith by the Purchaser's board of directors and agreed to by the Vendors, acting reasonably) for the ten consecutive trading days immediately preceding the termination date (the "Purchaser Termination Market Price"), and (ii) the minimum share issue price permitted by the Exchange (after giving effect to the maximum discount permitted by the Exchange), in each case converted to United States dollars using the average exchange rate posted by the Bank of Canada on the day preceding the termination date.

9.4 Vendor Termination Fee Event

(a) Notwithstanding any other provision in this Agreement relating to the payment of fees and expenses, if a Vendor Termination Fee Event occurs, Endeavour Silver shall pay to the Purchasers the Termination Fee in accordance with Section 9.4(c).

(b) For the purposes of this Agreement, "Vendor Termination Fee Event" means the termination of this Agreement by the Purchasers pursuant to Section 9.1(b).

(c) If a Termination Fee is payable pursuant to Section 9.4(a), Endeavour Silver shall pay such Termination Fee to the Purchasers (or as the Purchasers may direct by written notice) within five Business Days following the occurrence of such Vendor Termination Fee Event. The Termination Fee shall be satisfied, at the election of Endeavour Silver:

(i) by paying $2,500,000 in cash to the Purchasers by wire transfer of immediately available funds to an account designated by the Purchasers in writing; or

(ii) by (A) (X) issuing such number of Endeavour Shares ("Vendor Termination Shares") to the Purchasers having an aggregate value of the Termination Share Amount, calculated by dividing the Termination Share Amount by the Vendor Termination Share Issue Price, and (Y) if applicable, paying the  Vendor Termination Shares Premium Amount, if any, to the Purchasers in cash by wire transfer of immediately available funds to an account designated by the Purchasers in writing (the "Purchaser Account"), and (B) paying US$1,000,000 to the Purchasers in cash by wire transfer of immediately available funds to the Purchaser Account.

(d) For purposes of this Section 9.4, the "Vendor Termination Shares Premium Amount" shall mean the shortfall in value, if any, between (A) the product of (x) the number of Vendor Termination Shares actually issued to the Purchasers and (y) the Vendor Termination Share Issue Price and (B) the product of (x) the number of Vendor Termination Shares actually issued to the Vendors and (y) the Vendor Termination Market Price.

(e) For purposes of this Section 9.4, the "Vendor Termination Share Issue Price" shall mean the greater of: (i) the volume weighted average trading price of the Endeavour Shares on the Exchange (or, if the Purchaser Shares are not then listed, such other reasonable measure of fair market value as determined in good faith by Endeavour Silver's board of directors and agreed to by the Purchasers, acting reasonably) for the ten consecutive trading days immediately preceding the termination date (the "Vendor Termination Market Price"), and (ii) the minimum share issue price permitted by the Exchange (after giving effect to the maximum discount permitted by the Exchange), in each case converted to United States dollars using the average exchange rate posted by the Bank of Canada on the day preceding the termination date.

ARTICLE 10
GENERAL PROVISIONS

10.1 Public Announcements

The Parties hereto may each publicly announce the transactions contemplated hereby following the execution and delivery of this Agreement, provided that the text and timing of each disclosing Party's announcement must be approved by the other Parties in advance, acting reasonably. No Party shall issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other Parties (which consent shall not be unreasonably withheld or delayed); provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Parties and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

10.2 Notices

(a) Any notice or other communication that is required or permitted to be given hereunder shall be in writing and shall be validly given if delivered in person (including by courier service) or transmitted by email with confirmation receipt requested as follows:

(i) in the case of the Purchasers:

Guanajuato Silver Company Ltd.

578-999 Canada Place,

Vancouver, BC V6C 3E1

Attention: [Name Redacted - personal information]

Email: [Email Redacted - personal information]

(ii) in the case of the Endeavour Entities:

Endeavour Silver Corporation

1130-609 Granville Street,

Vancouver, BC V7Y 1G5

Attention: [Name Redacted - personal information]

Email: [Email Redacted - personal information]

with a copy to:

Blake, Cassels & Graydon LLP

1133 Melville Street,

Suite 3500, The Stack,

Vancouver, BC V6E 4E5

Attention: [Name Redacted - personal information]

Email: [Email Redacted - personal information]

or to such other address or e-mail as a Party may specify by notice in writing given hereunder. Any such notice or other communication, if delivered, will be deemed to have been given when actually received, and, if transmitted by e-mail, will be deemed to have been given on the next Business Day following the date of transmission.

(b) Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 10.1.

10.3 Applicable Law

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the Laws of the Province of British Columbia and the federal Laws of Canada applicable in such province, without regard to its conflict of laws principles.

10.4 Entire Agreement

This Agreement, along with the other Transaction Documents and Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof and thereof except as provided in this Agreement, the Transaction Documents and the Confidentiality Agreement.

10.5 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto.

10.6 Specific Performance

The Parties agree that irreparable harm may occur for which money damages would not be an adequate remedy at law in the event that any Party wilfully breached its obligations in accordance with the provisions of this Agreement. It is accordingly agreed that the Parties shall be entitled to seek injunctive and other equitable relief to prevent such breaches or threatened breach of this Agreement, and to enforce compliance with the terms of this Agreement, this being in addition to any other remedy to which the Parties may be entitled at law or in equity in respect of such wilful breach. Such remedies will not be the exclusive remedies for any such wilful breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties in respect of such wilful breach. For greater certainty and without limitation, this Section 10.6 does not apply to any claim in respect of the accuracy or inaccuracy of any representation or warranty contained herein, including where such inaccuracy prevents the Closing from occurring.

10.7 Attornment

Each Party agrees (a) that any Legal Proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the City of Vancouver in the Province of British Columbia, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such British Columbia court; (b) that it irrevocably waives any right to, and shall not, oppose any such Legal Proceeding in the City of Vancouver in the Province of British Columbia on any jurisdictional basis, including forum non conveniens; and (c) not to oppose the enforcement against it in any other jurisdiction of any Order duly obtained from a British Columbia court as contemplated by this Section 10.7.

10.8 Guarantee

Endeavour Silver hereby absolutely, unconditionally and irrevocably guarantees, as direct obligations, in favour of the Purchasers the full and timely performance, observance and payment by the Vendors of each and every covenant, agreement, undertaking, representation, warranty, indemnity and obligation of the Vendors contained in this Agreement. Endeavour Silver acknowledges that this guarantee is given with due consideration and that the Purchasers would not agree to enter into this Agreement without such guarantee.

10.9 No Waiver

The failure of any Party to insist upon strict adherence to any provision of this Agreement on any occasion shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to such provision or any other provision of this Agreement. No purported waiver shall be effective as against any Party unless consented to in writing by such Party. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent or other breach (whether of the same or any other nature).

10.10 Further Assurances

Each of the Parties hereto shall, from time to time hereafter, do all such acts and execute and deliver all such further certificates or other documents, and will cause the doing of all such acts and will cause the execution of all such further certificates or other documents as are within its power as any other Party may in writing at any time and from time to time reasonably request be done and or executed in order to give full effect to the provisions of this Agreement.

10.11 Amendments

No term or provision of this Agreement may be amended except by an instrument in writing signed by all the Parties to this Agreement.

10.12 Assignment

No Party shall assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Parties. Notwithstanding the foregoing, the Purchasers may collaterally assign its rights (but not, for certainty, its obligations) hereunder to its lenders without the prior written consent of the Endeavour Parties.

10.13 Enurement

This Agreement will enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

10.14 Expenses

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement, the agreements contemplated herein and the transactions contemplated herein and therein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

10.15 Third Party Beneficiaries

This Agreement is for the sole benefit of the Parties, and except as specifically provided for in Article 8 and Section 5.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.16 Counterparts

This Agreement may be executed in any number of counterparts (including by pdf) each of which when so executed will be deemed to be an original and when taken together shall constitute the entire and same agreement.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF this Agreement has been executed by the Parties as of the date first written above.

GUANAJUATO SILVER COMPANY LTD.

By:	/s/ James Anderson
Name: James Anderson
Title: Chairman & Chief Executive Officer

1352168 B.C. LTD.

By:	/s/ James Anderson
Name: James Anderson
Title: President & Chief Executive Officer

ENDEAVOUR SILVER CORPORATION

By:	/s/ Dan Dickson
Name: Dan Dickson
Title: Chief Executive Officer

ENDEAVOUR GOLD CORPORATION, S.A. DE C.V.

By:	/s/ Dan Dickson
Name: Dan Dickson
Title: Authorized Signatory

ENDEAVOUR MANAGEMENT CORP.
By:	/s/ Dan Dickson
Name: Dan Dickson
Title: Authorized Signatory

[Signature Page of Share Purchase Agreement]

SCHEDULE "A"

INVESTOR RIGHTS AGREEMENT

INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT is made the ___ day of __________, 2025,

BETWEEN:

ENDEAVOUR SILVER CORPORATION,

a company existing under the laws of the Province of British Columbia (the "Investor"),

- and -

GUANAJUATO SILVER COMPANY LTD.,

a company existing under the laws of the Province of British Columbia (the "Company").

WHEREAS the Company and the Investor are each a party to the Share Purchase Agreement (as defined herein);

AND WHEREAS it is a condition to closing the transactions provided for in the Share Purchase Agreement that the Company and the Investor enter into this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Affiliate" has the meaning ascribed to such term in the BCBCA, as in effect on the date of this Agreement;

"Base Shares" has the meaning ascribed thereto in the Share Purchase Agreement;

"BCBCA" means the Business Corporations Act (British Columbia);

"Board" means the board of directors of the Company;

"Bought Deal Offering" means an Offering proposed to be made pursuant to a "bought deal agreement" within the meaning of National Instrument 44-101 - Short Form Prospectus Distributions;

"Business Day" means any day, other than (a) a Saturday, Sunday or statutory holiday in Vancouver, British Columbia or (b) a day on which banks are generally closed in Vancouver, British Columbia;

"Canadian Securities Laws" means the applicable securities legislation of each of the provinces and territories of Canada and all published regulations, policy statements, orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;

"Common Shares" means the common shares in the capital of the Company issued and outstanding from time to time and includes any common shares that may be issued hereafter;

"Deferred Shares" means the First Deferred Shares and the Second Deferred Shares;

"Dilution Notice" has the meaning ascribed thereto in Section 2.5(b);

"Dilutive Event" has the meaning ascribed thereto in Section 2.5(a);

"Exchange" means the TSX Venture Exchange or such other stock exchange(s) and quotation service(s), if any, as the Common Shares may be listed or quoted on, as applicable, from time to time;

"Exercise Notice" has the meaning ascribed thereto in Section 2.3(a);

"First Deferred Shares" has the meaning ascribed thereto in the Share Purchase Agreement;

"First Restricted Period" has the meaning ascribed thereto in Section 4.1(a)(i);

"Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing; (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) any recognized stock exchange, including the Exchange;

"Issuance" has the meaning ascribed thereto in Section 2.1;

"Legal Proceeding" means any litigation, action, application, suit, hearing, claim, civil, administrative, regulatory or criminal, arbitration proceeding or other similar proceeding, before or by any Governmental Entity, and includes any appeal or review thereof and any application for leave for appeal or review;

"Market Price" has the meaning ascribed thereto under the applicable rules and policies of an Exchange;

"Notice Period" has the meaning ascribed thereto in Section 2.3(a);

"Offered Securities" means any equity or voting securities, or securities convertible into or exercisable or exchangeable for equity or voting securities, of the Company;

"Offering" has the meaning ascribed thereto in Section 2.1;

"Offering Notice" has the meaning ascribed thereto in Section 2.1;

"Offering Price" has the meaning ascribed thereto in Section 2.1(d);

"Order" means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Entity;

"Ownership Percentage" means, at a particular time, the percentage equal to the fraction, the numerator of which is the Common Shares held collectively by the Investor and each Affiliate of the Investor, and the denominator of which is all the then issued and outstanding Common Shares;

"Participation Right" has the meaning ascribed thereto in Section 2.2;

"Second Deferred Shares" has the meaning ascribed thereto in the Share Purchase Agreement;

"Second Restricted Period" has the meaning ascribed thereto in Section 4.1(a)(ii);

"Share Purchase Agreement" means the share purchase agreement dated [●], 2025 between the Company, 1352168 B.C. Ltd., the Investor, Endeavour Gold Corporation S.A. De C.V. and Endeavour Management Corp.;

"Subject Shares" means the [●] Base Shares issued to the Investor pursuant to the Share Purchase Agreement, and for greater certainty, excludes any Deferred Shares;

"Third Restricted Period" has the meaning ascribed thereto in Section 4.1(a)(iii);

"Transfer" has the meaning ascribed thereto in Section 4.1(a)(i);

"Upsize Notice" has the meaning ascribed thereto in Section 2.3(b); and

"Upsize Option" has the meaning ascribed thereto in Section 2.3(b).

1.2 Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a) the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b) references to an "Article" or "Section" followed by a number or letter refer to the specified Article or Section to this Agreement;

(c) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word "including" is deemed to mean "including without limitation";

(f) the terms "party" and "the parties" refer to a party or the parties to this Agreement;

(g) any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h) any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(j) whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3 Entire Agreement

This Agreement, along with the Share Purchase Agreement and any other agreements referenced therein, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, with respect to the subject matter hereof and thereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the aforesaid agreements.

1.4 Time of Essence

Time shall be of the essence of this Agreement.

1.5 Governing Law and Submission to Jurisdiction

This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Each party agrees (a) that any Legal Proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the City of Vancouver in the Province of British Columbia, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such British Columbia court; (b) that it irrevocably waives any right to, and shall not, oppose any such Legal Proceeding in the City of Vancouver in the Province of British Columbia on any jurisdictional basis, including forum non conveniens; and (c) not to oppose the enforcement against it in any other jurisdiction of any Order duly obtained from a British Columbia court as contemplated by this Section 1.5.

1.6 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

ARTICLE 2
PARTICIPATION RIGHT

2.1 Notice of Issuances

If the Company has a bona fide intention to issue (the "Issuance") any Offered Securities (an "Offering") at any time after the date hereof, and provided that the Investor holds a 5.0% or greater Ownership Percentage, the Company will promptly, and in any event no later than one (1) Business Day following the public announcement of the Issuance (and if the Issuance is not announced, no later than seven (7) Business Days prior to the expected closing date of the Issuance) give written notice of the Issuance (the "Offering Notice") to the Investor, including, to the extent known by the Company, full particulars of the Offering, including:

(a) the type of Offering;

(b) the number of Offered Securities to be issued under the Offering;

(c) the rights, privileges, restrictions, terms and conditions of the Offered Securities;

(d) the price per Offered Security (the "Offering Price") to be issued under the Offering;

(e) the expected use of proceeds of the Offering; and

(f) the proposed closing date for the issuance of Offered Securities to the Investor, assuming the Investor exercises the Participation Right, which closing date shall be the later of: (i) the later of (A) five (5) Business Days following the date of the Offering Notice or (B) two (2) Business Days following the date of an Upsize Notice; (ii) the proposed closing date set for the Offering; (iii) if shareholder approval is required under applicable laws for the Company to complete the issuance of Offered Securities to the Investor pursuant to its exercise of the Participation Right, the Business Day following receipt of such shareholder approval; or (iv) such other date as the Company and the Investor may agree.

2.2 Grant of Participation Right

The Company agrees that, subject to Section 2.5, for so long as the Investor holds a 5.0% or greater Ownership Percentage, the Investor (directly or through an Affiliate) has the right (the "Participation Right") to subscribe for and to be issued as part of an Offering at the Offering Price and otherwise on substantially the terms and conditions of the Offering (provided that, if the Investor is prohibited by Canadian Securities Laws or other applicable law or the rules and policies of the Exchange from participating on substantially the terms and conditions of the Offering, the Company shall use commercially reasonable efforts to enable the Investor to participate on terms and conditions that are as substantially similar as applicable law or the rules and policies of the Exchange permit):

(a) in the case of an Offering of Common Shares, up to such number of Common Shares that will allow the Investor to maintain an Ownership Percentage that is the same percentage that it had immediately prior to the closing of such Offering; and

(b) in the case of an Offering of Offered Securities (other than Common Shares), up to such number of Offered Securities that will (after giving effect to such Offering and assuming the conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Offered Securities issued in connection with the Offering and issuable pursuant to this Section 2.2) allow the Investor to maintain an Ownership Percentage that is the same percentage that it had immediately prior to the closing of such Offering.

2.3 Exercise Notice

(a) If the Investor wishes to exercise the Participation Right, the Investor shall give written notice to the Company (the "Exercise Notice") of its intention to exercise such right and specify the number or principal amount (expressed as a number or a formula), as applicable, of Offered Securities the Investor wishes to purchase and shall subscribe to the Offering within five (5) days after the date of receipt of the applicable Offering Notice, or in the case of a Bought Deal Offering, within three (3) Business Days after the date of receipt of the applicable Offering Notice (in each case, the "Notice Period"), failing which the Investor will be deemed not to have exercised the Participation Right in respect of such Offering or Issuance; provided, however, that if the Offering Notice does not specify a price per Offered Security, the Notice Period shall be extended to the date which is two (2) Business Days following the date of receipt by the Investor of notice of the price per Offered Security. Notwithstanding the foregoing, the parties hereto agree that the Investor shall never have less than two (2) Business Days to provide an Exercise Notice following receipt of an Offering Notice.

(b) If the Company at any time proposes to increase the number of any Offered Securities to be issued in an Offering it shall deliver to the Investor an amended Offering Notice (the "Upsize Notice") providing the Investor the option to exercise the Participation Right for the additional Offered Securities (the "Upsize Option"). If an Exercise Notice has not been previously delivered by the Investor to the Company, the Notice Period shall be extended by one (1) Business Day. If an Exercise Notice has been previously delivered by Investor to the Company, the Investor shall be entitled to exercise the Upsize Option by delivering a new Exercise Notice to the Company. If no new Exercise Notice is delivered by the Investor to the Company within one (1) Business Day of receipt by the Investor of the Upsize Notice, the Exercise Notice of the Investor delivered in respect of the original Offering Notice shall continue in full force and effect.

2.4 Issuance of Participation Right Offered Securities

(a) If the Company receives an Exercise Notice from the Investor within the Notice Period, then the Company shall issue to the Investor, against payment of the subscription price payable in respect thereof and delivery of all required subscription documentation in respect thereof, that number or principal amount, as applicable, of Offered Securities set forth in the Exercise Notice.

(b)  In the case of an Offering that is qualified by a prospectus, the Company will use commercially reasonable efforts to qualify the Offered Securities subscribed for by the Investor pursuant to such prospectus, failing which the Offered Securities subscribed for by the Investor will be issued on a private placement basis concurrently with the closing of the Offering, subject to receipt of any required shareholder approval and Exchange or other regulatory approvals. The Company will use its commercially reasonable efforts to promptly obtain (including by applying for any necessary price protection confirmations) all necessary Exchange approvals for the listing of all Common Shares (including Common Shares underlying Offered Securities) to be issued to the Investor pursuant to this Article 2.  If the Investor is prohibited by Canadian Securities Laws or other applicable law or the rules or policies of the Exchange from participating on substantially the terms and conditions of the Offering, the Company shall use commercially reasonable efforts to enable the Investor to participate on terms and conditions that are as substantially similar as circumstances permit.

(c) If the Company is required by the Exchange or otherwise under applicable law to seek shareholder approval for the issuance of the Offered Securities to the Investor, then the Company shall use its commercially reasonable efforts to call and hold a meeting of its shareholders to consider the issuance of the Offered Securities to the Investor as soon as reasonably practicable, and, in any event, within sixty (60) days after the date that the Company is advised by the Exchange that it will require such shareholder approval, and the Company shall recommend such approval and otherwise use all commercially reasonable efforts to obtain such approval (including by soliciting proxies in support thereof and using its commercially reasonable efforts to cause management and each member of the Board to vote their Common Shares and any other securities of the Company entitled to vote in the matter and all votes received by proxy in support thereof). For certainty, until such shareholder approval is obtained, the Company shall only be required to issue to the Investor, such number of Offered Securities as would not require shareholder approval under the policies of the Exchange.

(d) For greater clarity, in the event the Company grants any other participation right or pre-emptive right to any third party after the date hereof, the Company shall ensure such rights are subject to the Participation Right of the Investor provided by this Article 2, and the Company shall ensure that additional Offered Securities are offered for issuance to the Investor so as to give effect to this Section 2.4(d) (in relation to the exercise of any such other participation right or pre-emptive right provided to any third party).

2.5 Issuances Not Subject to Participation Right

(a) Notwithstanding anything to the contrary contained herein, Sections 2.1 to 2.4 inclusive will not apply to any Issuances (each such issuance of securities pursuant to the below being referred to as a "Dilutive Event"):

(i) pursuant to a rights offering that is open to all shareholders of the Company, including the Investor;

(ii) pursuant to any share split, share dividend or capital reorganization of the Company or any subsidiary, provided that the beneficial shareholders of the Company or such subsidiary, as applicable, and the percentage ownership interest of each beneficial shareholder of the Company or such subsidiary, as applicable, do not change as a result thereof;

(iii) for compensatory purposes to directors, officers, employees and consultants of the Company and its Affiliates pursuant to a security based compensation plan of the Company that complies with the requirements of the Exchange, including pursuant to the exercise of securities issued under such plan (including, but not limited to, stock options, warrants, deferred share units, and restricted share units);

(iv) pursuant to the exercise of existing convertible or exchangeable securities of the Company that have been issued or granted prior to the date hereof; or

(v) in connection with or pursuant to any transaction whereby the Company issues securities as non-cash consideration, including a merger, amalgamation, arrangement, consolidation or similar business combination approved by the Board.

(b) If a Dilutive Event causes the Investor's Ownership Percentage to be less than 5.0%, provided that the Investor's Ownership Percentage was not less than 5.0% prior to the Dilutive Event, the Company shall provide the Investor with prompt written notice (the "Dilution Notice") of the occurrence of such Dilutive Event and the Investor shall have the right within fifteen (15) Business Days of it receiving the Dilution Notice, by providing written notice to the Company, to subscribe, at a price (i) equal to the Market Price on the date of the Dilution Notice, or (ii) if the Common Shares are not then listed on an Exchange, as determined in good faith by the Board, for that number of Common Shares required for the Investor to maintain its Ownership Percentage at 5.0%, as applicable. Upon receipt of such notice and the applicable subscription price, the Company shall issue such additional number of Common Shares to the Investor as soon as practicable, subject to Exchange approval (if required).

2.6 Company to Notify of Abandonment of Offering

If the Company delivers an Offering Notice to the Investor and thereafter determines not to proceed with such Offering, the Company shall within one (1) Business Day notify the Investor of such determination and shall take such steps as may be necessary, including issuing a market cleaning press release, in order to enable the Investor to trade in securities of the Company.

2.7 Investor Ownership Confirmation

Within five (5) Business Days of a written request from the Company, the Investor shall confirm its then current holdings of equity or voting securities, or securities convertible into or exercisable or exchangeable for equity or voting securities, of the Company.

2.8 Termination of Participation Right

Subject to Section 2.5, the rights and obligations of the parties under this Article 2 shall terminate immediately at such time as the Investor's Ownership Percentage is less than 5.0%. For greater certainty if the Investor's Ownership Percentage subsequently increases to 5.0% or greater, the rights and obligation shall not be restored.

ARTICLE 3
VOTING SUPPORT

3.1 Voting Support

For a period of twelve (12) months from the date of this Agreement, and provided the Investor's Ownership Percentage is equal to or greater than 5.0% at the relevant time, the Investor agrees to:

(a) be present in person or represented by proxy (in respect of all Common Shares beneficially owned, or over which control or direction is exercised, by the Investor) at each meeting of the shareholders of the Company; and

(b) vote all Common Shares beneficially owned, or over which control or direction is exercised, by the Investor at each meeting of the shareholders of the Company in favour of any resolution for:

(i) the election of any director;

(ii) the appointment of the auditor;

(iii) any non-binding or advisory vote on executive compensation;

(iv) any other non-binding or advisory vote; or

(v) the approval or re-approval of any share-based compensation arrangement,

if the Board has recommended that shareholders vote for such matter.

ARTICLE 4
RESTRICTIONS ON DISPOSITIONS

4.1 Restrictions on Dispositions

Subject to Section 4.2:

(a) for a period of twelve (12) months from the date hereof (the "First Restricted Period"), the Investor shall not, and shall cause its Affiliates not to, transfer, assign or otherwise dispose of (a "Transfer") any Subject Shares without the prior written consent of the Company, such consent not to be unreasonably withheld or delayed;

(b) for a period of twelve (12) months following the end of the First Restricted Period (the "Second Restricted Period"), the Investor shall not, and shall cause its Affiliates not to, Transfer, in the aggregate, more than [●]1 Subject Shares during the Second Restricted Period, except with the prior written consent of the Company, such consent not to be unreasonably withheld or delayed;

(c) for a period of twelve (12) months following the end of the Second Restricted Period (the "Third Restricted Period"), the Investor shall not, and shall cause its Affiliates not to, Transfer, in the aggregate, more than [●]2 Subject Shares during the Third Restricted Period, except with the prior written consent of the Company; and

(d) following the end of the Third Restricted Period, no restrictions on sales of Subject Shares by the Investor or its Affiliates shall apply under this Section 4.1, and the Investor (or any of its Affiliates) shall be entitled to Transfer all or part of the Subject Shares without restriction, subject only to compliance with applicable securities laws.

1 Blakes Note: To be equal to 50% of the Base Shares issued at closing.

2 Blakes Note: To be equal to 50% of the Base Shares issued at closing.

4.2 Exceptions

The provisions of Section 4.1 shall not prohibit or restrict the Investor, nor any of its Affiliates, from exercising its rights under this Agreement and shall not apply to any Transfer of Common Shares:

(a) pursuant to a take-over bid, business combination or other similar transaction made generally to all shareholders of the Company;

(b) pursuant to a statutory amalgamation, statutory arrangement or other statutory procedure involving the Company;

(c) to the Company for purchase and cancellation under any normal course issuer bid or substantial issuer bid of the Company in place from time to time and in accordance with all applicable rules and regulations pertaining thereto; or

(d) to the Investor or to any Affiliate of the Investor, provided such Affiliate has agreed in writing to be bound by the terms of this Article 4.

ARTICLE 5
OTHER COVENANTS OF THE COMPANY

5.1 Reporting Issuer Status and Listing of Common Shares

The Company shall, during the term of this Agreement, use commercially reasonable efforts to:

(a) maintain the Company's status as a "reporting issuer" not in default under Canadian Securities Laws; and

(b) maintain the listing of the Common Shares on the TSX Venture Exchange, the Toronto Stock Exchange, the Cboe Canada Exchange Inc., or another stock exchange reasonably acceptable to the Investor, and the Company shall comply with the rules and regulations thereof, provided that the Company shall not be restricted from engaging in or completing any transaction which would result in the Company ceasing to be a "reporting issuer" or the Common Shares ceasing to be listed on the TSX Venture Exchange, so long as the holders of Common Shares receive cash or securities (or a combination thereof) of an entity which is listed on a stock exchange in Canada or the United States, or another stock exchange of reputable international recognition, or the holders of the Common Shares have approved the transaction in accordance with all applicable laws.

5.2 No Conflict With Shareholders' Rights Plan or Advance Notice By-Law

The Company covenants and agrees that any shareholder rights plan or similar instrument, or advance notice by-law or policy or similar instrument, adopted by the Company shall not restrict, limit, prohibit or conflict with the exercise by the Investor of its Participation Right.

5.3 Approvals

The Company shall use commercially reasonable efforts to promptly obtain (including by applying for any necessary price protection confirmations) all necessary Exchange, regulatory or corporate approvals required under this Agreement.

ARTICLE 6
MISCELLANEOUS

6.1 Notices

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by e-mail or similar means of recorded electronic communication or sent by overnight courier, charges prepaid, addressed as follows:

(i) in the case of the Investor:

Endeavour Silver Corp.
Suite 1130 - 609 Granville Street
Vancouver, BC V7Y 1G5

Attention: [Name Redacted - personal information]
E-mail:  [Email Redacted - personal information]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
Suite 3500 - 1133 Melville Street
Vancouver, BC V6E 4E5

Attention: [Name Redacted - personal information]
E-mail: [Email Redacted - personal information]

(ii) in the case of the Company:

Guanajuato Silver Company Ltd.
Suite 578 - 999 Canada Place

Vancouver, BC V6C 3E1

Attention: [Name Redacted - personal information]

E-mail:  [Email Redacted - personal information]

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Vancouver time) at the place of receipt, then on the next following Business Day) or, if delivered by overnight courier, on the Business Day following the day the notice or other communication was sent.

(c) Either party may at any time change its address for service from time to time by giving notice to the other party in accordance with this Section 6.1.

6.2 Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on either party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

6.3 Assignment

No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party, except with respect to any assignment by the Investor to any Affiliate of the Investor, in which case no written consent of the Company shall be required, provided that the Investor gives prompt written notice of such assignment to the Company and such Affiliate agrees to be bound by the terms of this Agreement and executes a written joinder to this Agreement.

6.4 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors (including by amalgamation) and permitted assigns.

6.5 Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

6.6 Right to Injunctive Relief

The parties agree that any breach of the terms of this Agreement by either party would result in immediate and irreparable injury and damage to the other party which could not be adequately compensated by damages. The parties therefore also agree that in the event of any such breach or any anticipated or threatened breach by the defaulting party, the other party shall be entitled to equitable relief, including by way of temporary or permanent injunction or specific performance, without having to prove damages, in addition to any other remedies (including damages) to which such other party may be entitled at law or in equity.

6.7 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed electronically and delivered in any number of counterparts, with the same effect as if each party had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF this Agreement has been executed by the parties on the date first written above.

ENDEAVOUR SILVER CORP.

By:
Name: Daniel Dickson
Title: Chief Executive Officer

GUANAJUATO SILVER COMPANY LTD.
By:
Name: James Anderson
Title: Chief Executive Officer

Signature Page to Investor Rights Agreement

SCHEDULE "B"

DRAFT ESTIMATED STATEMENT

[Attached]

[Schedule Redacted - commercially sensitive information]

SCHEDULE "C"

TRANSITION SERVICES AGREEMENT

[Attached]

TRANSITION SERVICES AGREEMENT

THIS AGREEMENT made as of [●] (the "Effective Date"),

B E T W E E N:

ENDEAVOUR SILVER CORPORATION, a company existing under the laws of the Province of British Columbia ("Vendor Parent")

- and -

GUANACEVÍ MINING SERVICES S.A. DE C.V., a sociedad anónima de capital variable existing under the laws of Mexico ("GMS")

- and -

GUANAJUATO SILVER COMPANY LTD., a company existing under the laws of the Province of British Columbia ("GSilver")

- and -

1352168 B.C. LTD., a company existing under the laws of the Province of British Columbia ("1352168", and together with GSilver, the "Purchasers")

- and -

MINA BOLANITOS, S.A. DE C.V., a sociedad anónima de capital variable existing under the laws of Mexico (the "Company")

WHEREAS the Vendor Parent, Endeavour Gold Corporation S.A. De C.V. ("Endeavour S.A."), Endeavour Management Corp. (together with Endeavour S.A., the "Vendors") and the Purchasers are parties to a share purchase agreement dated [●], 2025 (the "Share Purchase Agreement") pursuant to which the Purchasers [acquired / will acquire] all of the issued and outstanding shares of the Company from the Vendors upon the terms and conditions set out in the Share Purchase Agreement.

AND WHEREAS pursuant to the Share Purchase Agreement, the Vendor Parent has agreed to provide the Purchasers with certain transition services following the Closing (as defined below) as set forth in this Agreement.

AND WHEREAS it is the intention of the parties that the Vendor Parent's wholly owned subsidiary, GMS will provide the Services during the Transition Period (as defined below) to provide time for the Purchasers to take steps to perform the Services independently.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Affiliate" has the meaning given to such term in the Share Purchase Agreement;

"Ancillary Services" has the meaning set out in Section 5.2(a);

"Business Day" means any day, other than a Saturday, Sunday or statutory or civic holiday in Vancouver, British Columbia, Canada or Mexico City, Mexico;

"Closing" has the meaning given to such term in the Share Purchase Agreement;

"Company" has the meaning set out on the cover page;

"Confidentiality Agreements" means the confidentiality agreement dated April 25, 2025 between GSilver and the Vendor Parent;

"Effective Date" has the meaning set out on the cover page;

"Event of Default" has the meaning set out in Section 5.2(d);

"Privacy Laws" has the meaning set out in Section 4.6;

"Purchaser Parties" has the meaning set out in Section 5.4;

"Purchasers" has the meaning set out on the cover page;

"Services" has the meaning set out in Section 2.1;

"Share Purchase Agreement" has the meaning set out in the recitals;

"Subcontractor" has the meaning set out in Section 7.1;

"Transition Period" has the meaning set out in Section 5.1(a);

"Vendor Parent" has the meaning set out on the cover page;

"Vendor Parties" has the meaning set out in Section 5.5; and

"Vendors" has the meaning set out on the cover page.

All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Share Purchase Agreement.

1.2 Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a) the terms "Agreement", "this Agreement", "the Agreement", "hereto", "hereof", "herein", "hereby", "hereunder" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b) references to an "Article", "Section" or "Schedule" followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word "including" is deemed to mean including without limitation;

(f) the terms "party" and "the parties" refer to a party or the parties to this Agreement and includes each parties successors and permitted assigns;

(g) any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h) any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(i) whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day.

1.3 Currency

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States dollars.

1.4 Entire Agreement

This Agreement, the Share Purchase Agreement and the Confidentiality Agreements constitute the entire agreement between the parties with respect to the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein.

1.5 Time of Essence

Time shall be of the essence of this Agreement.

1.6 Governing Law and Submission to Jurisdiction

(a) This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b) Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.7 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.8 Conflicts

In case of any conflict or inconsistency between this Agreement and the Share Purchase Agreement, this Agreement shall prevail.

ARTICLE 2
SERVICES

2.1 Services

Subject to the terms and conditions set out in this Agreement, the Vendor Parent shall provide to the Purchasers during the Transition Period the services described on Schedule "A" (the "Services") and such other assistance reasonably required in connection with such Services.

(a) It is the parties' intention that the service period for each Service shall:

(i) be for the shortest time as is commercially and reasonably practicable in the circumstances; and

(ii) terminate upon the earlier of:

(A) the Purchasers having developed, or otherwise secured, their own independent capacity to provide the relevant Service; and

(B) the expiry of the Transition Period.

(b) The Purchasers shall act in good faith and use their commercially reasonable efforts to, as quickly as possible, develop their own independent capacity to perform each Service, and must give notice to the Vendor Parent as soon as reasonably practicable once it has developed its own independent capacity to perform any Service provided to the Purchasers by the Vendor Parent (or one or more of its Affiliates), as applicable, pursuant to this Agreement.

2.2 Access

During the Transition Period, the Vendor Parent, its Affiliates and their respective employees, agents, Subcontractors and other representatives shall be provided such access to all property, systems and facilities of the Purchasers and the Company, as the Vendor Parent, its Affiliates and their respective employees, agents, Subcontractors and other representatives reasonably determine is required to perform the Services, provided that such access shall be in accordance with the requirements of all applicable laws and the security, supervision and other standard policies and procedures applicable to such property, systems and facilities in existence as at the Closing, or if amended or implemented following the Closing, as disclosed to the Vendor Parent in writing by GSilver. The Vendor Parent shall not be required to provide a Service if it is unable to do so as a result of a failure by the Purchasers to provide access to the property, systems and facilities of the Purchasers.

ARTICLE 3
PAYMENT FOR SERVICES

3.1 Charges For Services

(a) As full and complete compensation for the Services during the Transition Period, GMS will charge, and the Company (on behalf of the Purchasers) shall pay to GMS, an amount equal to the direct costs incurred by GMS in providing the Services, plus an additional amount equal to ten percent (10%) of such costs. For greater certainty, in the case of Services provided by GMS' (or its Affiliates') employees to the Purchasers', such direct costs shall include, without limitation, the costs of wages, benefits and other employment-related costs for the period of time that such employees are engaged to provide Services to the Company.

(b) GMS will charge, and the Company (on behalf of the Purchasers) shall pay, any value added Tax or similar Tax that GMS is required by applicable law to collect in respect of the Services provided hereunder.

(c) All amounts payable to GMS hereunder shall be paid in United States dollars and in immediately payable funds.

(d) All payments made by the Company to GMS pursuant to this Agreement shall be made to GMS.

3.2 Payment Term

GMS shall deliver an invoice to the Company on a monthly basis (or on such other basis as the parties may mutually determine) for all charges payable under this Agreement. Such invoices shall specify the Services provided to the Purchasers during the preceding month, which entity provided the Service and identify the charges applicable to each Service so specified, and any applicable Taxes thereon. The Company (on behalf of the Purchasers) shall pay each invoice in full to GMS within 14 calendar days following receipt thereof.

3.3 Interest

Any amounts not paid when due shall accrue interest from (but excluding) the due date of payment until (and including) the date of actual payment, at a rate per annum equal to six percent (6%), calculated on the basis of the actual number of days elapsed and compounded monthly. The accrual and payment of such interest shall be without prejudice to any other rights or remedies of GMS under this Agreement or at law in respect of such non-payment.

ARTICLE 4
GENERAL OBLIGATIONS; STANDARD OF CARE

4.1 Standard of Care

(a) For Services provided by the Vendor Parent (or any of its Affiliates), the Vendor Parent shall use commercially reasonable efforts to provide, or cause one or more of its Affiliates to provide, such Services to the Purchasers or the Company at a level of quality, and with a degree of care, diligence and responsiveness, substantially consistent with the level of service provided by the Vendor Parent (or its Affiliates) during the 12 months immediately prior to the Closing.

(b) The Purchasers acknowledge that certain Services may be provided through third parties pursuant to agreements entered into between such third parties and the Vendor Parent or its Affiliates, and that the Vendor Parent does not warrant or guarantee the performance of any such third parties. The Vendor Parent and its Affiliates shall not be required to amend, renew, or maintain any such third-party agreement, but shall use commercially reasonable efforts to ensure that no amendment made by them to such agreements materially adversely affects the quality, timeliness or overall benefit to the Purchasers of the relevant Service.

4.2 Additional Resources

In providing the Services, the Vendor Parent shall have sole discretion in determining the manner, method, and resources used to perform such Services and shall not be obligated to: (i) hire, engage or retain any additional employees, contractors or other personnel; (ii) maintain the employment of any specific employee or assign any particular personnel to perform the Services; or (iii) purchase, lease, license or otherwise acquire any additional facilities, equipment, software, systems or other resources.

4.3 Transitional Nature of Services; Changes

(a) The Vendor Parent and the Purchasers acknowledge and agree that the Services are of a transitional nature only, and that the Vendor Parent and its Affiliates are not in the business of providing the Services in the manner contemplated by this Agreement and that the Vendor Parent may make changes from time to time in the manner of performing the Services if the Vendor Parent is making similar changes in performing similar services for itself, as applicable, and if the Vendor Parent furnishes the Purchasers with reasonable notice in the circumstances regarding such changes, provided that the Vendor Parent shall use commercially reasonable efforts to ensure that such changes do not materially adversely affect the quality, timeliness and benefit to the Purchasers of a Service that is critical to the operations of the Purchasers. For greater certainty, the Vendor Parent shall have no obligation to maintain any particular systems, processes, personnel, or facilities for the purpose of providing the Services.

(b) The Purchasers acknowledge that certain Services may be provided to the Purchasers or the Company by a third party pursuant to written agreements between the Vendor Parent or its Affiliates, as applicable, and the third party. The Vendor Parent shall have no liability or obligation in respect of any failure, delay, or deficiency in the performance of any Service arising from the acts or omissions of any third party, except to the extent such failure arises from the Vendor Parent's breach of its contractual obligations to such third party. If any third party (i) refuses or ceases to provide a Service as permitted under its agreement with the Vendor Parent or its Affiliates, or (ii) amends, alters, or discontinues the nature or scope of the Service, then the Vendor Parent's obligation to provide such Service to the Purchasers shall be limited to the Service as so amended, altered or discontinued, and the Vendor Parent shall not be required to source an alternative service provider or otherwise continue the Service. The Purchasers shall be responsible for paying any increases in the amounts charged by a third party to the Vendor Parent, or its Affiliates to the extent required to provide a Service.

4.4 Cooperation

The Vendor Parent and the Purchasers shall cooperate with each other in all matters relating to the provision and receipt of the Services.  Such cooperation shall include exchanging information, performing true-ups and adjustments.

4.5 Personnel

Subject to Section 4.2, the Vendor Parent shall use commercially reasonable efforts to make available such personnel as the Vendor Parent determines, in its sole discretion, are reasonably required to provide the Services. Without limiting its obligations to provide the Services in accordance with this Agreement, the Vendor Parent shall, in its sole discretion, designate which personnel it will assign to perform the Services.  The Vendor Parent shall also, in its sole discretion, remove and replace any such personnel at any time or designate any of its Affiliates or a Subcontractor at any time to perform the Services, subject to the provisions of Article 7; provided, however, that the Vendor Parent shall use commercially reasonable efforts to limit the disruption to the Purchasers in the transition of the Services to different personnel or to a Subcontractor.  Except as provided in this Agreement, the Vendor Parent shall be solely responsible for all personnel expenses of its employees performing the Services, including payment, withholding and remittance of all taxes and statutorily required payments.

4.6 Compliance with Laws

As applicable, the Purchasers shall provide a working environment to those persons providing the Services that complies with all applicable laws, including occupational, health and safety laws.  The Vendor Parent shall perform its obligations under this Agreement in accordance with applicable laws. In particular, without limiting the generality of the foregoing, the Vendor Parent and the Purchasers shall comply with all laws relating to personal information ("Privacy Laws") in the collecting, storage, use and disclosure of personal information to which it becomes privy as a result of this Agreement and must not do or omit to do anything which would cause the other party to contravene the provisions of any Privacy Laws.

4.7 Access to Information, Systems and Other Businesses

(a) The Vendor Parent agrees that it shall not, and shall use commercially reasonable efforts to cause its Affiliates, Subcontractors and the respective employees, consultants and advisers of the Vendor Parent, its Affiliates and Subcontractors not to, access any of the Purchasers' or their Affiliates' facilities, systems, environment or data that are not necessary to perform the Services.

(b) The Vendor Parent shall and shall use commercially reasonable efforts to ensure that each of its Affiliates, Subcontractors and the employees, consultants and advisers of the Vendor Parent, not damage or compromise the security or integrity of, or cause any deterioration to, the facilities, systems or data of the Purchasers which the Vendor Parent, its Affiliates or a Subcontractor is granted access to in connection with the Services.

(c) The Purchasers may deny or revoke access to any facility, system, environment or data in connection with the provision of the Services to any particular employee, consultant or adviser of the Vendor Parent, and its Affiliates or Subcontractors, as applicable, where it has reasonable grounds for denying or revoking such access, in which case it will notify the Vendor Parent that access has been denied or revoked and provide reasons for that decision.  Without limiting the foregoing, access may be denied where that employee, consultant or adviser has (i) misused confidential information or breached the confidentiality provisions of this Agreement or has committed a breach of laws or infringed the rights of a third party; (ii) wilfully compromised the security or integrity of or wilfully caused any deterioration to the facilities, systems or data of the Purchasers; or (iii) failed to comply with any of the Purchasers' policies or procedures, including with respect to health and safety.

(d) The Vendor Parent shall comply with, and shall use commercially reasonable efforts to ensure that each of its employees, Subcontractors, consultants and advisers, as applicable, complies with, any reasonable information technology security standards or procedures or other policies, including without limitation those related to health and safety, of which the Vendor Parent is notified by the Purchasers in writing from time to time to the extent that those standards, procedures or policies relate to the provision or receipt of the Services or access to the Purchasers' or its Affiliates' systems.  The Purchasers shall provide the Vendor Parent, as applicable, 30 days' advance written notice of any newly adopted information technology security standards or procedures and the Vendor Parent shall not be required to comply with such standards or procedures until such 30 day period has elapsed.  The Vendor Parent  shall not be required to provide a Service for as long as and to the extent it is unable to do so as a result of any information technology security standard or procedure adopted by the Purchasers.

ARTICLE 5
TRANSITION PERIOD AND TERMINATION

5.1 Transition Period

(a) Subject to Section 5.1(b), the term of this Agreement shall be from the Effective Date and expire on [●]1, unless otherwise extended in writing by the mutual agreement of the parties or earlier terminated pursuant to the terms of this Agreement (the "Transition Period").

(b) Performance of each Service to be provided will commence on the Effective Date.

5.2 Termination

(a) The Purchasers may terminate this Agreement in respect of any one or more of the Services, with or without cause, at any time upon providing at least 30 days prior written notice to the Vendor Parent.  As soon as reasonably practicable following receipt of any such notice, the Vendor Parent shall advise the Purchasers in writing as to whether termination of a Service will require the termination or partial termination of, or otherwise affect the provision of, certain other Services (the "Ancillary Services") including the extent of such termination.  If this will be the case, the Purchasers may (i) modify the notice of termination, which shall constitute delivery of a new notice of termination and restart the process out in this Section 5.2(a) or (ii) withdraw its termination notice within five days of receipt of the advice of the Vendor Parent. If the Purchasers do not withdraw or modify the termination notice within such period, the termination of the Service will occur in accordance with the original notice and the Ancillary Services will also be terminated or partially terminated at the same time as detailed in the advice provided by the Vendor Parent.

(b) If an Event of Default occurs in relation to the Purchasers, the Vendor Parent may terminate this Agreement either in its entirety or in respect of any one or more of the Services, and such termination shall take effect immediately upon the Vendor Parent providing notice to the Purchasers of the termination.

(c) If an Event of Default occurs in relation to the Vendor Parent, the Purchasers may terminate this Agreement either in its entirety or in respect of any one or more of the Services, and such termination shall take effect immediately upon the Purchasers or an Affiliate of the Purchasers providing notice to the Vendor Parent of the termination.

(d) For the purposes of this Agreement, each of the following shall individually and collectively constitute an "Event of Default":

(i) in relation to the Purchasers, if the Purchasers default in payment to the Vendor Parent of any payments which are due and payable by it to the Vendor Parent pursuant to this Agreement, and such default is not cured within 15 calendar days following receipt by the Purchasers of notice of such default in accordance with Section 11.1;

1 To reflect a Transition Period of three months.

(ii) in relation to the Purchasers or the Vendor Parent, if the Purchasers or the Vendor Parent materially breaches this Agreement and such breach is not cured within 15 calendar days following receipt by the breaching party of notice from the other party of such breach;

(iii) in relation to the Purchasers or the Vendor Parent, if the Purchasers or the Vendor Parent generally fails to pay its debts as they become due or admits in writing its inability to pay its debts, or makes a general assignment for the benefit of creditors; or commences any case, proceeding or other action seeking to have an order for relief entered on its behalf as a debtor or to adjudicate it a bankrupt or insolvent or seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property or files an answer or other pleading in any such case, proceeding or other action admitting the material allegations of any petition, complaint or similar pleading filed against it or consenting to the relief sought therein; or

(iv) in relation to the Purchasers or the Vendor Parent if any involuntary case, proceeding or other action against it is commenced seeking to have an order for relief entered against it as debtor or to adjudicate it bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation, dissolution or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property, and such case, proceeding or other action (i) results in the entry of any order for relief against it or (ii) remains undismissed for a period of 60 days.

5.3 Reduction in Services

(a) If the Purchasers elect to terminate its right to receive, and thereby its corresponding obligation to pay for, any Services, any amounts payable for Services under this Agreement shall be reduced by the amount attributed to such terminated Services.

(b) In the event of the termination or the expiration of one or more Services, this Agreement shall continue in full force and effect with respect to any Services being provided by the Vendor Parent that have not been terminated or expired.

5.4 Limitation of Liability and Vendors Indemnity

Notwithstanding anything contained in this Agreement to the contrary, in no event shall the Vendor Parent  or its Affiliates be liable to the Purchasers, its respective Affiliates and their respective officers, directors and employees (the "Purchaser Parties") for any Losses suffered by such persons arising from this Agreement or the provision of the Services except to the extent such Losses arise from the negligence or willful misconduct of the Vendor Parent its Affiliates or its Subcontractors or any person or entity for whom the Vendor Parent its Affiliates or its Subcontractors are legally responsible in the performance of the Services.  The Vendor Parent agrees to indemnify and hold harmless the Purchaser Parties from and against all Losses suffered or incurred by any of them directly or indirectly in connection with the Services as a result of the negligence or willful misconduct of the Vendor Parent, its Affiliates or its Subcontractors or any person or entity for whom the Vendor Parent, its Affiliates or its Subcontractors is legally responsible in the performance of the Services and provided that this indemnity shall not apply to any Losses that arise by reason of the negligence or willful misconduct of a Purchaser Party. In no event shall the Vendor Parent be liable to the Purchaser Parties for Losses suffered by them in an aggregate amount in excess of the aggregate amount payable under this Agreement by the Purchasers to the Vendor Parent for the Services rendered by the Vendor Parent during the Transition Period.

5.5 Purchasers Indemnity

The Purchasers agree to indemnify and save harmless the Vendor Parent and its Affiliates and each of their officers, directors and employees (the "Vendor Parties") from and against all Losses suffered or incurred by any of them directly or indirectly as a result of or in connection with the Services to the extent such Losses arise from the negligence or willful misconduct of the Purchasers, provided that this indemnity shall not apply to any Losses that arise by reason of the negligence or wilful misconduct of any Vendor Party.

5.6 Consequential Damages

Except for a breach of Article 8, in no event shall either party be liable to the other party, its successors, permitted assigns or their respective Affiliates, for incidental, special, exemplary, punitive, consequential or indirect damages (including lost profits or lost revenues) arising from this Agreement or the provision of the Services, regardless of whether such liability arises in tort, contract, breach of warranty or otherwise and each of the Vendor Parent and the Purchasers agree that it shall not assert or claim any such damages against the other in connection with the obligations of such other party pursuant to this Agreement.

5.7 Consequences of Termination

Upon the termination of any Services with respect to which one party holds books, records, files or any other documents owned by the other party, the party holding such items will return all books, records, files and any other documents as directed by the other party as soon as reasonably practicable.

5.8 Additional Indemnity Provisions

Any claim for indemnification hereunder must be made by the party seeking indemnification, by notice in writing to the party from which indemnification is sought, no later than the date which is one year following the expiry of the Transition Period.

5.9 Survival

The obligations of the parties under Article 3, Sections 5.4 to 5.9, Article 8 and Article 10 shall survive the expiration or termination of this Agreement.

ARTICLE 6
RELATIONSHIP BETWEEN THE PARTIES

6.1 Relationship Between the Parties

The Vendor Parent is and will remain at all times an independent contractor in the performance of all Services hereunder.  Except as otherwise provided herein, in all matters relating to this Agreement, each party will be solely responsible for the acts of its employees and agents, and employees or agents of one party shall not be considered employees or agents of the other party.  Except as otherwise provided herein, no party will have any right, power or authority to create any obligation, express or implied, on behalf of any other party nor shall either party act or represent or hold itself out as having authority to act as an agent or partner of the other party, or in any way bind or commit the other party to any obligations.  Nothing in this Agreement is intended to create or constitute a joint venture, partnership, agency, trust or other association of any kind between the parties or persons referred to herein, and each party shall be responsible only for its respective obligations as set forth in this Agreement.

ARTICLE 7
SUBCONTRACTORS

7.1 Subcontractors

The Vendor Parent may, in its sole discretion, engage subcontractors (each, a "Subcontractor") to perform all or any portion of the Services under this Agreement subject to the Purchasers' prior written consent to the extent the cost of such Subcontractor materially exceeds what would otherwise be charged for the Services if provided by the Vendor Parent; and provided that any such Subcontractor agrees in writing to be bound by confidentiality obligations at least as protective as the terms of Article 8 and subject to the limitations set out in Sections 5.4 and 5.6, the Vendor Parent  shall remain liable for the actions of the Subcontractor's performance of its obligations under this Agreement.

ARTICLE 8
CONFIDENTIALITY AND NON-SOLICIT

8.1 Confidentiality

The provisions of the Confidentiality Agreements apply to the provision of Services pursuant to this Agreement and the Purchasers agree that it shall be bound by the provisions of the Confidentiality Agreements and operate in accordance with the terms of the Confidentiality Agreements as if it was a party thereto. To the extent that any obligations under the Confidentiality Agreements expire or terminate prior to the completion of the Transition Period of this Agreement, the parties shall deem such Confidentiality Agreements to be extended with continued application to the provision of Services pursuant to this Agreement until the termination of this Agreement.

8.2 No Solicitation

Neither the Purchasers, nor any Affiliates may during the Transition Period and for a period of 12 months after the termination or expiry of the last Service solicit or entice away any person who has been engaged in the provision of the Services from the employment of the Vendor Parent or any Affiliate thereof (except where such solicitation or enticement is as a result of a response by such person or persons to advertisements not specifically targeted at such persons or to persons employed by the Vendor Parent or any Affiliate thereof from time to time).

ARTICLE 9
FORCE MAJEURE

9.1 Force Majeure Events

Any failure or omission by a party in the performance of any obligation under this Agreement shall not be deemed a breach of this Agreement or create any liability, if the same arises from any cause or causes beyond the control of the party, including but not limited to the following, which for purposes of this Agreement shall be regarded as beyond the control of a party: acts of God, fire, storm, flood, earthquake, governmental regulation or direction, acts of the public enemy, war, rebellion, insurrection, acts of terrorism, riot, invasion, strike, lockout, epidemic or pandemic; provided, however, that the affected party shall resume the performance whenever such causes are removed, if possible.

ARTICLE 10
GOVERNANCE AND DISPUTE RESOLUTION

10.1 Dispute Resolution

Each of the parties shall act in good faith and utilize all reasonable efforts to resolve any controversy, dispute or claim arising from or relating to this Agreement including with respect to charges, fees and costs to be paid for the Services and the performance, enforcement, termination or validity of this Agreement (each a, "Dispute").  In the event of a Dispute that cannot be resolved, either party may, by written notice to the other party (the "Notice of Dispute"), refer such Dispute to the persons responsible the Vendor Party and for the Purchasers for resolution.  If the Dispute is not resolved by such persons to the mutual satisfaction of the parties within ten (10) days (or such longer period as the parties may agree) following the initial receipt of the Notice of Dispute by the receiving party, either party may institute legal proceedings.

ARTICLE 11
MISCELLANEOUS

11.1 Notices

(a) Any notice or other communication that is required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or by email or similar means of recorded electronic communication or sent by registered mail or courier, charges prepaid, addressed as follows:

(i) in the case of the Purchasers:

Guanajuato Silver Company Ltd.

578-999 Canada Place,

Vancouver, BC V6C 3E1

Attention: [Name Redacted - personal information]

Email: [Email Redacted - personal information]

(ii) in the case of the Vendor Parent:

Endeavour Silver Corporation

1130-609 Granville Street,

Vancouver, BC V7Y 1G5

Attention: [Name Redacted - personal information]

Email: [Email Redacted - personal information]

with a copy to:

Blake, Cassels & Graydon LLP

1133 Melville Street,

Suite 3500, The Stack,

Vancouver, BC V6E 4E5

Attention: [Name Redacted - personal information]

Email: [Email Redacted - personal information]

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email (or, if such day is not a Business Day or such notice or other communication was delivered or transmitted after 5:00 p.m. (recipient's time), on the next following Business Day).

(c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 11.1.

11.2 Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on either party unless consented to in writing by such party.  No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

11.3 Further Assurances

Each party agrees to use commercially reasonable efforts to execute any and all documents and to perform such other acts as may be necessary or expedient to further the purposes of this Agreement and the relations contemplated hereby.

11.4 Enurement and Assignment

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the parties and, where the context so permits, their respective successors and permitted assigns.  Neither party may assign any of its rights or obligations hereunder without the prior written consent of the other party.

11.5 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall together constitute one and the same original document.

[Signature Page Follows]

IN WITNESS WHEREOF this Agreement has been executed by the parties as of the date first above written.

GUANAJUATO SILVER COMPANY LTD.

By:
Name:
Title:

1352168 B.C. LTD.

By:
Name:
Title:

MINA BOLANITOS, S.A. DE C.V.

By:
Name:
Title:

ENDEAVOUR SILVER CORPORATION

By:
Name:
Title:

GUANACEVÍ MINING SERVICES S.A. DE C.V.

By:
Name:
Title:

SCHEDULE "A"

Services

[Description of Services Redacted - commercially sensitive information]